June 30, 2024

Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

Re:	Reaves Utility Income Fund

Investment Company Act of 1940--Rule 17g-l(g) Bonding of Officers and Employees

File numbers: 811-21432 and 333-261328

To whom it may concern:

Pursuant to Rule 17g-l(g) under the Investment Company Act of 1940, as amended (the “Act”), filed herewith, on behalf of the Reaves Utility Income Fund (the “Trust”), is the joint insured fidelity bond (the “Bond”) insuring the Trust on Form 40-17G.

Please find the following information with respect to the Trust and the Bond:

1.	A copy of the Bond, which lists the Reaves Utility Income Fund, as the insured party.

2.	The premium payable with respect to the Bond is for the coverage period from March 24, 2025 to March 24, 2026.

3.	A copy of the resolutions approved at the meeting of the Board of Trustees held on March 7, 2025, during which a majority of the Trustees who are not “interested persons” of the Trust as defined by Section (a)(19) of the 1940 Act approved the amount, type, form and coverage of the Bond and the premium payable by the Trust.

Please call me at (720) 212-8740 if you have any questions.

Very truly yours,

/s/ Chris Moore

Chris Moore

Secretary

Reaves Utility Income Fund

FINANCIAL INSTITUTION BOND

STATE FRAUD STATEMENT

COLORADO

It is unlawful to knowingly provide false, incomplete, or misleading facts or information to an insurance company for the purpose of defrauding or attempting to defraud the company. Penalties may include imprisonment, fines, denial of insurance and civil damages. Any insurance company or agent of an insurance company who knowingly provides false, incomplete, or misleading facts or information to a policyholder or claimant for the purpose of defrauding or attempting to defraud the policyholder or claimant with regard to a settlement or award payable from insurance proceeds shall be reported to the Colorado division of insurance within the department of regulatory agencies.

AXIS 104 0415	Page 1 of 1

FINANCIAL INSTITUTION BOND

POLICYHOLDER NOTICE

ECONOMIC AND TRADE SANCTIONS

This Notice provides information concerning possible impact on your insurance coverage due to directives issued by the Office of Foreign Assets Control (OFAC).

THE OFFICE OF FOREIGN ASSETS CONTROL (“OFAC”) OF THE US DEPARTMENT OF THE TREASURY ADMINISTERS AND ENFORCES ECONOMIC AND TRADE SANCTIONS BASED ON US FOREIGN POLICY AND NATIONAL SECURITY GOALS AGAINST TARGETED FOREIGN COUNTRIES AND REGIMES, TERRORISTS, INTERNATIONAL NARCOTICS TRAFFICKERS, THOSE ENGAGED IN ACTIVITIES RELATED TO THE PROLIFERATION OF WEAPONS OF MASS DESTRUCTION, AND OTHER THREATS TO THE NATIONAL SECURITY, FOREIGN POLICY OR ECONOMY OF THE UNITED STATES.

WHENEVER COVERAGE PROVIDED BY THIS POLICY WOULD BE IN VIOLATION OF ANY U.S. ECONOMIC OR TRADE SANCTIONS, SUCH COVERAGE SHALL BE NULL AND VOID.

FOR MORE INFORMATION, PLEASE REFER TO:

HTTPS://WWW.TREASURY.GOV/RESOURCE-CENTER/SANCTIONS/PAGES/DEFAULT.ASPX

AXIS 906 0316	Page 1 of 1

FINANCIAL INSTITUTION BOND

Standard Form No. 14, Revised to October, 1987

Bond No. P-001-000086928-06

AXIS Insurance Company (admitted)

233 South Wacker Drive, Suite 4930, Chicago, IL 60606

(866) 259-5435

A Stock Insurer

(Herein called Underwriter)

DECLARATIONS

Item 1.	Name of Insured (herein called Insured):	Reaves Utility Income Fund

Principal Address:	1700 Broadway, Suite 1850 Denver, CO 80290

Item 2.	Bond Period: from 12:01 a.m. on	03/24/2025	to 12:01 a.m. on	03/24/2026
		(MONTH, DAY, YEAR)		(MONTH, DAY, YEAR)
Item 3.	The Aggregate Limit of Liability of the Underwriter during the Bond Period shall be N/A
Item 4.	Subject to Sections 4 and 11 hereof,
the Single Loss Limit of Liability is $2,300,000
and the Single Loss Deductible is $5,000

Provided, however, that if any amounts are inserted below opposite specified Insuring Agreements or Coverages, those amounts shall be controlling. Any amount set forth below shall be part of and not in addition to amounts set forth above. (If an Insuring Agreement or Coverage is to be deleted, insert “Not Covered.”)

Amount applicable to:		Single Loss	Single Loss
		Limit of Liability	Deductible
	Insuring Agreement (A) – FIDELITY	$2,300,000	$5,000
	Insuring Agreement (B) – ON PREMISES	$2,300,000	$5,000
	Insuring Agreement (C) – IN TRANSIT	$2,300,000	$5,000
	Insuring Agreement (D)—FORGERY OR ALTERATION	$2,300,000	$5,000
	Insuring Agreement (E)—SECURITIES	$2,300,000	$5,000
	Insuring Agreement (F) – COUNTERFEIT CURRENCY	$2,300,000	$5,000
	Coverage on Partners	Not Covered

	Optional Insuring Agreements and Coverages:
	Audit Expense	$50,000	$5,000
	Claim Expense	$10,000	$5,000
	Computer Systems Fraud	$2,300,000	$5,000
	Customer Funds Transfer Fraud	$2,300,000	$5,000
	Facsimile Signature	$1,000,000	$50,000
	Stop Payment Order Liability	$50,000	$5,000
	Unauthorized Signatures	$50,000	$5,000
	Uncollectible Items of Deposit	$50,000	$5,000
		$25,000
		without Official
	Aggregate	Authorization
Social Engineering Fraud	Limit of Liability	$25,000	$25,000
	$25,000	with Official
		Authorization

TSB 5062b 1087	Copyright, The Surety Association of America, 1987	Page 1 of 7

If “Not Covered” is inserted above opposite any specified Insuring Agreement or Coverage, such Insuring Agreement or Coverage and any other reference thereto in this bond shall be deemed to be deleted therefrom.

Item 5.	The liability of the Underwriter is subject to the terms of the following riders attached hereto. All of the terms and conditions of this bond apply to such riders except to the extent the rider explicitly provides otherwise.

State Fraud Statement		AXIS 104 0415
Policyholder Notice - Economic And Trade Sanctions		AXIS 906 0316
Financial Institution Bond (Standard Form No. 14)		TSB 5062b 1087
Signature Page		AXIS 102AIC 0615
1	Audit Expense Insuring Agreement Rider	AXIS 1012153 0119
2	Claim Expense Insuring Agreement Rider	AXIS 1012155 0119
3	Amend Racketeering Exclusion Rider	AXIS 1012161 0119
4	Amend Fidelity Insuring to Include Larceny and Embezzlement Agreement Rider	AXIS 1012168 0119
5	Amend Representation of Insured Rider	AXIS 1012169 0119
6	Amend Valuation Rider	AXIS 1012170 0119
7	Amend Counterfeit Currency or Money Insuring Agreement Rider	AXIS 1012171 0119
8	Unauthorized Signatures Insuring Agreement Rider	AXIS 1012176 0622
9	Protected Information Exclusion Rider	AXIS 1012180 0119
10	Notice of Loss by E-Mail Rider	AXIS 1012189 0119
11	Change of Ownership or Control Notice Rider	AXIS 1012191 0119
12	Customer Funds Transfer Fraud Insuring Agreement with Call Back for Transfers in Excess of the Deductible Rider	AXIS 1012198 0322
13	Amend Ownership or Covered Property Condition Rider	AXIS 1012199 0119
14	Stop Payment Order Liability Insuring Agreement Rider	AXIS 1012200 0119
15	Uncollectible Items of Deposit Insuring Agreement Rider	AXIS 1012202 0722
16	Amend Definition of Employee to Include Affiliated Persons Rider	AXIS 1012203 0119
17	AUTOMATIC INCREASE IN LIMITS FOR INVESTMENT FUNDS RIDER	AXIS 1012210 0721
18	Automatic Coverage For New Investment Funds Rider	AXIS 1012211 0721
19	Investment Company No Deductible Rider	AXIS 1012214 0119
20	Social Engineering Fraud Insuring Agreement with or without Official Authorization Rider	AXIS 1012231 0221
21	Computer Systems Fraud Insuring Agreement Rider	AXIS 1012861 0221
22	Amend Exclusion (M) Rider	AXIS 1012869 0421
23	Non-Fungible Tokens Exclusion Rider	AXIS 1012870 0622
24	Insuring Agreement (G) Rider	SR 5907a 1188
25	Cryptocurrency Exclusion Rider	SR 6343 0321

TSB 5062b 1087	Copyright, The Surety Association of America, 1987	Page 2 of 7

The Underwriter, in consideration of an agreed premium, and in reliance upon all statements made and information furnished to the Underwriter by the Insured in applying for this bond, and subject to the Declarations, Insuring Agreements, General Agreements, Conditions and Limitations and other terms hereof, agrees to indemnify the Insured for:

INSURING AGREEMENTS

FIDELITY

(A)  Loss resulting directly from dishonest or fraudulent acts committed by an Employee acting alone or in collusion with others.

Such dishonest or fraudulent acts must be committed by the Employee with the manifest intent:

(a)	to cause the Insured to sustain such loss; and

(b)	to obtain financial benefit for the Employee and which, in fact, result in obtaining such benefit.

As used in this Insuring Agreement, financial benefit does not include any employee benefits earned in the normal course of employment, including salaries, commissions, fees, bonuses, promotions, awards, profit sharing or pensions.

ON PREMISES

(B)	(1)	Loss of Property resulting directly from

(a)	robbery, burglary, misplacement, mysterious unexplainable disappearance and damage thereto or destruction thereof, or

(b)	theft, false pretenses, common-law or statutory larceny, committed by a person present in an office or on the premises of the Insured,

while the Property is lodged or deposited within offices or premises located anywhere.

(2)	Loss of or damage to

(a)	furnishings, fixtures, supplies or equipment within an office of the Insured covered under this bond resulting directly from larceny or theft in, or by burglary or robbery of, such office, or attempt thereat, or by vandalism or malicious mischief, or

(b)	such office resulting from larceny or theft in, or by burglary or robbery of such office or attempt thereat, or to the interior of such office by vandalism or malicious mischief.

provided that

(i)	the Insured is the owner of such furnishings, fixtures, supplies, equipment, or office or is liable for such loss or damage, and

(ii)	the loss is not caused by fire.

IN TRANSIT

(C)  Loss of Property resulting directly from robbery, common-law or statutory larceny, theft, misplacement, mysterious unexplainable disappearance, being lost or made away with, and damage thereto or destruction thereof, while the Property is in transit anywhere in the custody of

(a)	a natural person acting as a messenger of the Insured (or another natural person acting as messenger or custodian during an emergency arising from the incapacity of the original messenger), or

(b)	a Transportation Company and being transported in an armored motor vehicle, or

(c)	a Transportation Company and being transported in a conveyance other than an armored motor vehicle provided that covered Property transported in such manner is limited to the following:

(i)	records, whether recorded in writing or electronically, and

(ii)	Certified Securities issued in registered form and not endorsed, or with restrictive endorsements, and

(iii)	Negotiable Instruments not payable to bearer, or not endorsed, or with restrictive endorsements.

Coverage under this Insuring Agreement begins immediately upon the receipt of such Property by the natural person or Transportation Company and ends immediately upon delivery to the designated recipient or its agent.

FORGERY OR ALTERATION

(D)	Loss resulting directly from

(1)   Forgery or alteration of, on or in any Negotiable Instrument (except an Evidence of Debt), Acceptance, Withdrawal Order, receipt for the withdrawal of Property, Certificate of Deposit or Letter of Credit.

(2)   transferring, paying or delivering any funds or Property or establishing any credit or giving any value on the faith of any written instructions or advices directed to the Insured and authorizing or acknowledging the transfer, payment, delivery or receipt of funds or Property, which instructions or advices purport to have been signed or endorsed by any customer of the Insured or by any financial institution but which instructions or advices either bear a signature which is a Forgery or have been altered without the knowledge and consent of such customer or financial institution.

A mechanically reproduced facsimile signature is treated the same as a handwritten signature.

SECURITIES

(E)  Loss resulting directly from the insured having, in good faith, for its own account or for the account of others

(1)   acquired, sold or delivered, or given value, extended credit or assumed liability, on the faith of, any original

(a)	Certificated Security,

(b)	deed, mortgage or other instrument conveying title to, or creating or discharging a lien upon, real property,

(c)	Evidence of Debt,

(d)	Instruction to a Federal Reserve Bank of the United States, or

(e)	Statement of Uncertificated Security of any Federal Reserve Bank of the United States

which

(i)	bears a signature of any maker, drawer, issuer, endorser, assignor, lessee, transfer agent, registrar, acceptor, surety, guarantor, or of any person signing in any other capacity which is a Forgery, or

(ii)	is altered, or

(iii)	is lost or stolen;

(2)  guaranteed in writing or witnessed any signature upon any transfer, assignment, bill of sale, power of attorney, Guarantee, or any items listed in (a) through (c) above.

(3)  acquired, sold or delivered, or given value, extended credit or assumed liability, on the faith of any item listed in (a) and (b) above which is a Counterfeit.

 A mechanically reproduced facsimile signature is treated the same as a handwritten signature.

COUNTERFEIT CURRENCY

(F)  Loss resulting directly from the receipt by the Insured, in good faith, of any Counterfeit Money of the United States of America, Canada or of any other country in which the Insured maintains a branch office.

GENERAL AGREEMENTS

NOMINEES

A.   Loss sustained by any nominee organized by the Insured for the purpose of handling certain of its business transactions and composed exclusively of its Employees shall, for all the purposes of this bond and whether or not any partner of such nominee is implicated in such loss, be deemed to be loss sustained by the Insured.

ADDITIONAL OFFICES OR EMPLOYEES—CONSOLIDATION, MERGER OR PURCHASE OF ASSETS—NOTICE

B.   If the Insured shall, while this bond is in force, establish any additional offices, other than by consolidation or merger with, or purchase or acquisition of assets or liabilities of, another institution such offices shall be automatically covered hereunder from the date of such establishment without the requirement of notice to the Underwriter or the payment of additional premium for the remainder of the premium period.

If the Insured shall, while this bond is in force, consolidate or merge with, or purchase or acquire assets or liabilities of, another institution, the Insured shall not have such coverage as is afforded under this bond for loss which

(a)	has occurred or will occur in offices or premises, or

(b)	has been caused or will be caused by an employee or employees of such institution, or

(c)	has arisen or will arise out of the assets or liabilities

acquired by the Insured as a result of such consolidation, merger or purchase or acquisition of assets or liabilities unless the Insured shall

(i)	give the Underwriter written notice of the proposed consolidation, merger or purchase or acquisition of assets or liabilities prior to the proposed effective date of such action and

(ii)	obtain the written consent of the Underwriter to extend the coverage provided by this bond to such additional offices or premises, Employees and other exposures, and

TSB 5062b 1087	Copyright, The Surety Association of America, 1987	Page 3 of 7

(iii)	upon obtaining such consent, pay to the Underwriter an additional premium.

CHANGE OF CONTROL—NOTICE

C.   When the Insured learns of a change in control, it shall give written notice to the Underwriter.

As used in this General Agreement, control means the power to determine the management or policy of a controlling holding company or the Insured by virtue of voting stock ownership. A change in ownership of voting stock which results in direct or indirect ownership by a stockholder or an affiliated group of stockholders of ten percent (10%) or more of such stock shall be presumed to result in a change of control for the purpose of the required notice.

Failure to give the required notice shall result in termination of coverage for any loss involving a transferee, to be effective upon the date of the stock transfer.

REPRESENTATION OF INSURED

D.   The Insured represents that the information furnished in the application for this bond is complete, true and correct. Such application constitutes part of this bond.

Any misrepresentation, omission, concealment or incorrect statement of a material fact, in the application or otherwise, shall be grounds for the rescission of this bond.

JOINT INSURED

E.    If two or more Insureds are covered under this bond, the first named Insured shall act for all Insureds. Payment by the Underwriter to the first named Insured of loss sustained by any Insured shall fully release the Underwriter on account of such loss. If the first named Insured ceases to be covered under this bond, the Insured next named shall thereafter be considered as the first named Insured. Knowledge possessed or discovery made by any Insured shall constitute knowledge or discovery by all Insureds for all purposes of this bond. The liability of the Underwriter for loss or losses sustained by all Insureds shall not exceed the amount for which the Underwriter would have been liable had all such loss or losses been sustained by one Insured.

NOTICE OF LEGAL PROCEEDINGS AGAINST INSURED—ELECTION TO DEFEND

F.    The Insured shall notify the Underwriter at the earliest practicable moment, not to exceed 30 days after notice thereof, of any legal proceeding brought to determine the Insured’s liability for any loss, claim or damage, which, if established, would constitute a collectible loss under this bond. Concurrently, the Insured shall furnish copies of all pleadings and pertinent papers to the Underwriter.

The Underwriter, at its sole option, may elect to conduct the defense of such legal proceeding, in whole or in part. The defense by the Underwriter shall be in the Insured’s name through attorneys selected by the Underwriter. The Insured shall provide all reasonable information and assistance required by the Underwriter for such defense.

If the Underwriter elects to defend the Insured, in whole or in part, any judgment against the Insured on those counts or causes of action which the Underwriter defended on behalf of the Insured or any settlement in which the Underwriter participates and all attorneys’ fees, costs and expenses incurred by the Underwriter in the defense of the litigation shall be a loss covered by this bond.

If the Insured does not give the notices required in subsection (a) of Section 5 of this bond and in the first paragraph of this General Agreement, or if the Underwriter elects not to defend any causes of action, neither a judgment against the Insured, nor a settlement of any legal proceeding by the Insured, shall determine the existence, extent or amount of coverage under this bond for loss sustained by the Insured, and the Underwriter shall not be liable for any attorneys’ fees, costs and expenses incurred by the Insured.

With respect to this General Agreement, subsections (b) and (d) of Section 5 of this bond apply upon the entry of such judgment or the occurrence of such settlement instead of upon discovery of loss. In addition, the Insured must notify the Underwriter within 30 days after such judgment is entered against it or after the Insured settles such legal proceeding, and, subject to subsection (e) of Section 5, the Insured may not bring legal proceedings for the recovery of such loss after the expiration of 24 months from the date of such final judgment or settlement.

CONDITIONS AND LIMITATIONS

DEFINITIONS

Section 1. As used in this bond:

(a)   Acceptance means a draft which the drawee has, by signature written thereon, engaged to honor as presented.

(b)   Certificate of Deposit means an acknowledgment in writing by a financial institution of receipt of Money with an engagement to repay it.

(c)   Certificated Security means a share, participation or other interest in property of or an enterprise of the issuer or an obligation of the issuer, which is:

(1)	represented by an instrument issued in bearer or registered form;

(2)	of a type commonly dealt in on securities exchanges or markets or commonly recognized in any area in which it is issued or dealt in as a medium for investment; and

(3)	either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.

(d)   Counterfeit means an imitation of an actual valid original which is intended to deceive and to be taken as the original.

(e)	Employee means

(1)	a natural person in the service of the Insured at any of the Insured’s offices or premises covered hereunder whom the Insured compensates directly by salary or commissions and whom the Insured has the right to direct and control while performing services for the Insured;

(2)	an attorney retained by the Insured and an employee of such attorney while either is performing legal services for the Insured;

(3)	a person provided by an employment contractor to perform employee duties for the Insured under the Insured’s supervision at any of the Insured’s offices or premises covered hereunder, and a guest student pursuing studies or duties in any of said offices or premises;

(4)	an employee of an institution merged or consolidated with the Insured prior to the effective date of this bond;

(5)	each natural person, partnership or corporation authorized by the Insured to perform services as data processor of checks or other accounting records of the Insured (not including preparation or modification of computer software or programs), herein called Processor. (Each such Processor, and the partners, officers and employees of such Processor shall, collectively, be deemed to be one Employee for all the purposes of this bond, excepting, however, the second paragraph of Section 12. A Federal Reserve Bank or clearing house shall not be construed to be a processor.); and

(6)	a Partner of the Insured, unless not covered as stated in Item 4 of the Declarations.

(f)    Evidence of Debt means an instrument, including a Negotiable Instrument, executed by a customer of the Insured and held by the Insured which in the regular course of business is treated as evidencing the customer’s debt to the Insured.

(g)   Financial Interest in the Insured of the Insured’s general partner(s), or limited partner(s), committing dishonest or fraudulent acts covered by this bond or concerned or implicated therein means:

(1)	as respects general partner(s) the value of all right, title and interest of such general partner(s), determined as of the close of business on the date of discovery of loss covered by this bond, in the aggregate of:

(a)	the “net worth” of the Insured, which for the purposes of this bond, shall be deemed to be the excess of its total assets over its total liabilities, without adjustment to give effect to loss covered by this bond, (except that credit balances and equities in proprietary accounts of the Insured, which shall include capital accounts of partners, investment and trading accounts of the Insured, participations of the Insured in joint accounts, and accounts of partners which are covered by agreements providing for the inclusion of equities therein as partnership property, shall not be considered as liabilities) with securities, spot commodities, commodity future contracts in such proprietary accounts and all other assets marked to market or fair value and with adjustment for profits and losses at the market of contractual commitments for such proprietary accounts of the Insured; and

(b)	the value of all other Money, securities and property belonging to such general partner(s), or in which such general partner(s) have a pecuniary interest, held by or in the custody of and legally available to the Insured as set-off against loss covered by this bond;

provided, however, that if such “net worth” adjusted to give effect to loss covered by this bond and such value of all other Money, securities and property as set forth in (g)(1)(b) preceding, plus the amount of coverage afforded by this bond on account of such loss, is not sufficient to enable the Insured to meet its obligations, including its obligations to its partners other than to such general partner(s), then the Financial Interest in the Insured, as above defined, of such general partner(s) shall be reduced in an amount necessary, or eliminated if need be, in order to enable the Insured upon payment of loss under this bond to meet such obligations, to the extent that such payment will enable the Insured to meet such obligations, without any benefit accruing to such general partner(s) from such payment; and

TSB 5062b 1087	Copyright, The Surety Association of America, 1987	Page 4 of 7

(2)	as respects limited partners the value of such limited partner’s(‘) investment in the Insured.

(h)  Forgery means the signing of the name of another person or organization with intent to deceive; it does not mean a signature which consists in whole or in part of one’s own name signed with or without authority, in any capacity, for any purpose.

(i)   Guarantee means a written undertaking obligating the signer to pay the debt of another to the Insured or its assignee or to a financial institution from which the Insured has purchased participation in the debt, if the debt is not paid in accordance with its terms.

(j)   Instruction means a written order to the issuer of an Uncertificated Security requesting that the transfer, pledge, or release from pledge of the Uncertificated Security specified be registered.

(k)  Letter of Credit means an engagement in writing by a bank or other person made at the request of a customer that the bank or other person will honor drafts or other demands for payment upon compliance with the conditions specified in the Letter of Credit.

(l)   Money means a medium of exchange in current use authorized or adopted by a domestic or foreign government as a part of its currency.

(m)	Negotiable Instrument means any writing

(1)	signed by the maker or drawer; and

(2)	containing any unconditional promise or order to pay a sum certain in Money and no other promise, order, obligation or power given by the maker or drawer; and

(3)	is payable on demand or at a definite time; and

(4)	is payable to order or bearer.

(n)	Partner means a natural person who

(1)	is a general partner of the Insured, or

(2)	is a limited partner and an Employee (as defined in Section 1(e)(1) of the bond) of the Insured.

(o)   Property means Money, Certificated Securities, Uncertificated Securities of any Federal Reserve Bank of the United States, Negotiable Instruments, Certificates of Deposit, documents of title, Acceptances, Evidences of Debt, security agreements, Withdrawal Orders, certificates of origin or title, Letters of Credit, insurance policies, abstracts of title, deeds and mortgages on real estate, revenue and other stamps, tokens, unsold state lottery tickets, books of account and other records whether recorded in writing or electronically, gems, jewelry, precious metals of all kinds and in any form, and tangible items of personal property which are not herein before enumerated.

(p)  Statement of Uncertificated Security means a written statement of the issuer of an Uncertificated Security containing:

(1)	a description of the Issue of which the Uncertificated Security is a part;

(2)	the number of shares or units:

(a)	transferred to the registered owner;

(b)	pledged by the registered owner to the registered pledgee;

(c)	released from pledge by the registered pledgee;

(d)	registered in the name of the registered owner on the date of the statement; or

(e)	subject to pledge on the date of the statement;

(3)	the name and address of the registered owner and registered pledgee;

(4)	a notation of any liens and restrictions of the issuer and any adverse claims to which the Uncertificated Security is or may be subject or a statement that there are none of those liens, restrictions or adverse claims; and

(5)	the date:

(a)	the transfer of the shares or units to the new registered owner of the shares or units was registered;

(b)	the pledge of the registered pledgee was registered, or

(c)	of the statement, if it is a periodic or annual statement.

(q)   Transportation Company means any organization which provides its own or leased vehicles for transportation or which provides freight forwarding or air express services.

 (r)  Uncertificated Security means a share, participation or other interest in property of or an enterprise of the issuer or an obligation of the issuer, which is:

(1)	not represented by an instrument and the transfer of which is registered upon books maintained for that purpose by or on behalf of the issuer;

(2)	of a type commonly dealt in on securities exchanges or markets; and
(3)	either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.

(s)   Withdrawal Order means a non-negotiable instrument, other than an Instruction, signed by a customer of the Insured authorizing the Insured to debit the customer’s account in the amount of funds stated therein.

EXCLUSIONS

Section 2. This bond does not cover:

(a)   loss resulting directly or indirectly from forgery or alteration, except when covered under Insuring Agreements (A), (D), or (E);

(b)   loss due to riot or civil commotion outside the United States of America and Canada; or loss due to military, naval or usurped power, war or insurrection unless such loss occurs in transit in the circumstances recited in Insuring Agreement (C), and unless, when such transit was initiated, there was no knowledge of such riot, civil commotion, military, naval or usurped power, war or insurrection on the part of any person acting for the Insured in initiating such transit;

(c)   loss resulting directly or indirectly from the effects of nuclear fission or fusion or radioactivity; provided, however, that this paragraph shall not apply to loss resulting from industrial uses of nuclear energy;

(d)   loss resulting from any act or acts of any person who is a member of the Board of Directors of the Insured or a member of any equivalent body by whatsoever name known unless such person is also an Employee or an elected official of the Insured in some other capacity, nor, in any event, loss resulting from the act or acts of any person while acting in the capacity of a member of such Board or equivalent body;

(e)   loss resulting directly or indirectly from the complete or partial nonpayment of, or default upon, any loan or transaction involving the Insured as a lender or borrower, or extension of credit, including the purchase, discounting or other acquisition of false or genuine accounts, invoices, notes, agreements or Evidences of Debt, whether such loan, transaction or extension was procured in good faith or through trick, artifice, fraud or false pretenses, except when covered under Insuring Agreements (A), (D) or (E);

(f)	loss resulting from any violation by the Insured or by any Employee

(1)	of law regulating (i) the issuance, purchase or sale of securities, (ii) securities transactions upon security exchanges or over the counter market, (iii) investment companies, or (iv) investment advisers, or

(2)   of any rule or regulation made pursuant to any such law, unless it is established by the Insured that the act or acts which caused the said loss involved fraudulent or dishonest conduct which would have caused a loss to the Insured in a similar amount in the absence of such laws, rules or regulations;

(g)   loss resulting directly or indirectly from the failure of a financial or depository institution, or its receiver or liquidator, to pay or deliver, on demand of the Insured, funds or Property of the Insured held by it in any capacity, except when covered under Insuring Agreements (A) or (B)(1)(a);

(h)   loss caused by an Employee, except when covered under Insuring Agreement (A) or when covered under Insuring Agreement (B) or (C) and resulting directly from misplacement, mysterious unexplainable disappearance or destruction of or damage to Property;

(i)    loss resulting directly or indirectly from transactions in a customer’s account, whether authorized or unauthorized, except the unlawful withdrawal and conversion of Money, securities or precious metals, directly from a customer’s account by an Employee provided such unlawful withdrawal and conversion is covered under Insuring Agreement (A);

(j)    damages resulting from any civil, criminal or other legal proceeding in which the Insured is alleged to have engaged in racketeering activity except when the Insured establishes that the act or acts giving rise to such damages were committed by an Employee under circumstances which result directly in a loss to the Insured covered by Insuring Agreement (A). For the purposes of this exclusion, “racketeering activity” is defined in 18 United States Code 1961 et seq., as amended;

(k)   loss resulting directly or indirectly from the use or purported use of credit, debit, charge, access, convenience, identification, cash management or other cards

(1)	in obtaining credit or funds, or

(2)	in gaining access to automated mechanical devices which, on behalf of the Insured, disburse Money, accept deposits, cash checks, drafts or similar written instruments or make credit card loans, or

(3)	in gaining access to point of sale terminals, customer-bank communication terminals, or similar electronic terminals of electronic funds transfer systems,

whether such cards were issued, or purport to have been issued, by the Insured or by anyone other than the Insured, except when covered under Insuring Agreement (A);

(l)    loss involving automated mechanical devices which, on behalf of the Insured, disburse Money, accept deposits, cash checks, drafts or similar written instruments or make credit card loans, except when covered under Insuring Agreement (A);

TSB 5062b 1087	Copyright, The Surety Association of America, 1987	Page 5 of 7

(m)  loss through the surrender of Property away from an office of the Insured as a result of a threat

(1)	to do bodily harm to any person, except loss of Property in transit in the custody of any person acting as messenger provided that when such transit was initiated there was no knowledge by the Insured of any such threat, or

(2)   to do damage to the premises or property of the Insured, except when covered under Insuring Agreement (A);

(n)   loss resulting directly or indirectly from payments made or withdrawals from a depositor’s or customer’s account involving erroneous credits to such account, unless such payments or withdrawals are physically received by such depositor or customer or representative of such depositor or customer who is within the office of the Insured at the time of such payment or withdrawal, or except when covered under Insuring Agreement (A);

(o)   loss involving items of deposit which are not finally paid for any reason, including but not limited to Forgery or any other fraud, except when covered under Insuring Agreement (A);

(p)   loss resulting directly or indirectly from counterfeiting, except when covered under Insuring Agreements (A), (E) or (F);

(q)   loss of any tangible item of personal property which is not specifically enumerated in the paragraph defining Property if such property is specifically insured by other insurance of any kind and in any amount obtained by the Insured, and in any event, loss of such property occurring more than 60 days after the Insured takes possession of such property, except when covered under Insuring Agreements (A) or (B)(2);

(r)	loss of Property while

(1)	in the mail, or

(2)	in the custody of any Transportation Company, unless covered under Insuring Agreement (C),

except when covered under Insuring Agreement (A);

(s)   potential income, including but not limited to interest and dividends, not realized by the Insured or by any customer of the Insured;

(t)   damages of any type for which the Insured is legally liable, except compensatory damages, but not multiples thereof, arising directly from a loss covered under this bond;

(u)	all fees, costs and expenses incurred by the Insured

(1)	in establishing the existence of or amount of loss covered under this bond, or

(2)	as a party to any legal proceeding whether or not such legal proceeding exposes the Insured to loss covered by this bond;

(v)	indirect or consequential loss of any nature;

(w)  loss involving any Uncertificated Security except an Uncertificated Security of any Federal Reserve Bank of the United States or when covered under Insuring Agreement (A);

 (x)  loss resulting directly or indirectly from any dishonest or fraudulent act or acts committed by any non-Employee who is a securities, commodities, money, mortgage, real estate, loan, insurance, property management, investment banking broker, agent or other representative of the same general character;

(y)   loss caused directly or indirectly by a Partner of the Insured unless the amount of such loss exceeds the Financial Interest in the Insured of such Partner and the Deductible Amount applicable to this bond, and then for the excess only;

(z)    loss resulting directly or indirectly from any actual or alleged representation, advice, warranty or guarantee as to the performance of any investments;

(aa) loss due to liability imposed upon the Insured as a result of the unlawful disclosure of non-public material information by the Insured or any Employee, or as a result of any Employee acting upon such information, whether authorized or unauthorized.

DISCOVERY

Section 3. This bond applies to loss discovered by the Insured during the Bond Period. Discovery occurs when the Insured first becomes aware of facts which would cause a reasonable person to assume that a loss of a type covered by this bond has been or will be incurred, regardless of when the act or acts causing or contributing to such loss occurred, even though the exact amount or details of loss may not then be known.

Discovery also occurs when the Insured receives notice of an actual or potential claim in which it is alleged that the Insured is liable to a third party under circumstances which, if true, would constitute a loss under this bond.

LIMIT OF LIABILITY

Section 4.

Aggregate Limit of Liability

The Underwriter’s total liability for all losses discovered during the Bond Period shown in Item 2 of the Declarations shall not exceed the Aggregate Limit of Liability shown in Item 3 of the Declarations. The Aggregate Limit of Liability shall be reduced by the amount of any payment made under the terms of this bond. Upon exhaustion of the Aggregate Limit of Liability by such payments:

(a)	The Underwriter shall have no further liability for loss or losses regardless of when discovered and whether or not previously reported to the Underwriter, and

(b)	The Underwriter shall have no obligation under General Agreement F to continue the defense of the Insured, and upon notice by the Underwriter to the Insured that the Aggregate Limit of Liability has been exhausted, the Insured shall assume all responsibility for its defense at its own cost.

The Aggregate Limit of Liability shall not be increased or reinstated by any recovery made and applied in accordance with subsections (a), (b) and (c) of Section 7. In the event that a loss of Property is settled by the Underwriter through the use of a lost instrument bond, such loss shall not reduce the Aggregate Limit of Liability.

Single Loss Limit of Liability

Subject to the Aggregate Limit of Liability, the Underwriter’s liability for each Single Loss shall not exceed the applicable Single Loss Limit of Liability shown in Item 4 of the Declarations. If a Single Loss is covered under more than one Insuring Agreement or Coverage, the maximum payable shall not exceed the largest applicable Single Loss Limit of Liability.

Single Loss Defined

Single Loss means all covered loss, including court costs and attorneys’ fees incurred by the Underwriter under General Agreement F, resulting from

(a)	any one act or series of related acts of burglary, robbery or attempt thereat, in which no Employee is implicated, or

(b)	any one act or series of related unintentional or negligent acts or omissions on the part of any person (whether an Employee or not) resulting in damage to or destruction or misplacement of Property, or

(c)	all acts or omissions other than those specified in (a) and (b) preceding, caused by any person (whether an Employee or not) or in which such person is implicated, or

(d)	any one casualty or event not specified in (a), (b) or (c) preceding.

NOTICE/PROOF—LEGAL PROCEEDINGS

AGAINST UNDERWRITER

Section 5.

(a)   At the earliest practicable moment, not to exceed 30 days, after discovery of loss, the Insured shall give the Underwriter notice thereof.

(b)  Within 6 months after such discovery, the Insured shall furnish to the Underwriter proof of loss, duly sworn to, with full particulars.

(c)   Lost Certificated Securities listed in a proof of loss shall be identified by certificate or bond numbers if such securities were issued therewith.

(d)  Legal proceedings for the recovery of any loss hereunder shall not be brought prior to the expiration of 60 days after the original proof of loss is filed with the Underwriter or after the expiration of 24 months from the discovery of such loss.

(e)   If any limitation embodied in this bond is prohibited by any law controlling the construction hereof, such limitation shall be deemed to be amended so as to equal the minimum period of limitation provided by such law.

(f)   This bond affords coverage only in favor of the Insured. No suit, action or legal proceedings shall be brought hereunder by any one other than the named Insured.

VALUATION

Section 6. Any loss of Money, or loss payable in Money, shall be paid, at the option of the Insured, in the Money of the country in which the loss was sustained or in the United States of America dollar equivalent thereof determined at the rate of exchange at the time of payment of such loss.

Securities

The Underwriter shall settle in kind its liability under this bond on account of a loss of any securities or, at the option of the Insured, shall pay to the Insured the cost of replacing such securities, determined by the market value thereof at the time of such settlement. However, if prior to such settlement the Insured shall be compelled by the demands of a third party or by market rules to purchase equivalent securities, and gives written notification of this to the Underwriter, the cost incurred by the Insured shall be taken as the value of those securities. In case of a loss of subscription, conversion or redemption privileges through the misplacement or loss of securities, the amount of such loss shall be the value of such privileges immediately preceding the expiration thereof. If such securities cannot be replaced or have no quoted market value, or if such privileges have no quoted market value, their value shall be determined by agreement or arbitration.

If the applicable coverage of this bond is subject to a Deductible Amount and/or is not sufficient in amount to indemnify the Insured in full for the loss of securities for which claim is made hereunder, the liability of the Underwriter under this bond is limited to the payment for, or the duplication of, so much of such securities as has a value equal to the amount of such applicable coverage.

TSB 5062b 1087	Copyright, The Surety Association of America, 1987	Page 6 of 7

Books of Account and Other Records

In case of loss of, or damage to, any books of account or other records used by the Insured in its business, the Underwriter shall be liable under this bond only if such books or records are actually reproduced and then for not more than the cost of the blank books, blank pages or other materials plus the cost of labor for the actual transcription or copying of data which shall have been furnished by the Insured in order to reproduce such books and other records.

Property other than Money, Securities or Records

In case of loss of, or damage to, any Property other than Money, securities, books of account or other records, or damage covered under Insuring Agreement (B)(2), the Underwriter shall not be liable for more than the actual cash value of such Property, or of items covered under Insuring Agreement (B)(2). The Underwriter may, at its election, pay the actual cash value of, replace or repair such property. Disagreement between the Underwriter and the Insured as to the cash value or as to the adequacy of repair or replacement shall be resolved by arbitration.

Set-Off

Any loss covered under this bond shall be reduced by a set-off consisting of any amount owed to the Employee causing the loss if such loss is covered under Insuring Agreement (A)

ASSIGNMENT— SUBROGATION— RECOVERY— COOPERATION

Section 7.

(a)   In the event of payment under this bond, the Insured shall deliver, if so requested by the Underwriter, an assignment of such of the Insured’s rights, title and interest and causes of action as it has against any person or entity to the extent of the loss payment.

(b)   In the event of payment under this bond, the Underwriter shall be subrogated to all of the Insured’s rights of recovery therefor against any person or entity to the extent of such payment.

(c)   Recoveries, whether effected by the Underwriter or by the Insured, shall be applied net of the expense of such recovery first to the satisfaction of the Insured’s loss which would otherwise have been paid but for the fact that it is in excess of either the Single or Aggregate Limit of Liability, secondly, to the Underwriter as reimbursement of amounts paid in settlement of the Insured’s claim, and thirdly, to the Insured in satisfaction of any Deductible Amount. Recovery on account of loss of securities as set forth in the second paragraph of Section 6 or recovery from reinsurance and/or indemnity of the Underwriter shall not be deemed a recovery as used herein.

(d)   Upon the Underwriter’s request and at reasonable times and places designated by the Underwriter the Insured shall

(1)	submit to examination by the Underwriter and subscribe to the same under oath; and

(2)	produce for the Underwriter’s examination all pertinent records; and

(3)	cooperate with the Underwriter in all matters pertaining to the loss.

(e)   The Insured shall execute all papers and render assistance to secure to the Underwriter the rights and causes of action provided for herein. The Insured shall do nothing after discovery of loss to prejudice such rights or causes of action.

LIMIT OF LIABILITY UNDER THIS BOND AND PRIOR INSURANCE

Section 8. With respect to any loss set forth in sub-section (c) of Section 4 of this bond which is recoverable or recovered in whole or in part under any other bonds or policies issued by the Underwriter to the Insured or to any predecessor in interest of the Insured and terminated or canceled or allowed to expire and in which the period for discovery has not expired at the time any such loss thereunder is discovered, the total liability of the Underwriter under this bond and under such other bonds or policies shall not exceed, in the aggregate, the amount carried hereunder on such loss or the amount available to the Insured under such other bonds or policies, as limited by the terms and conditions thereof, for any such loss if the latter amount be the larger.

If the coverage of this bond supersedes in whole or in part the coverage of any other bond or policy of insurance issued by an Insurer other than the Underwriter and terminated, canceled or allowed to expire, the Underwriter, with respect to any loss sustained prior to such termination, cancelation or expiration and discovered within the period permitted under such other bond or policy for the discovery of loss thereunder, shall be liable under this bond only for that part of such loss covered by this bond as is in excess of the amount recoverable or recovered on account of such loss under such other bond or policy, anything to the contrary in such other bond or policy notwithstanding.

OTHER INSURANCE OR INDEMNITY

Section 9. Coverage afforded hereunder shall apply only as excess over any valid and collectible insurance or indemnity obtained by the Insured, or by one other than the Insured on Property subject to exclusion (q) or by a Transportation Company, or by another entity on whose premises the loss occurred or which employed the person causing the loss or the messenger conveying the Property involved.

OWNERSHIP

Section 10. This bond shall apply to loss of Property (1) owned by the Insured, (2) held by the Insured in any capacity, or (3) for which the Insured is legally liable. This bond shall be for the sole use and benefit of the Insured named in the Declarations.

DEDUCTIBLE AMOUNT

Section 11. The Underwriter shall be liable hereunder only for the amount by which any single loss, as defined in Section 4, exceeds the Single Loss Deductible amount for the Insuring Agreement or Coverage applicable to such loss, subject to the Aggregate Limit of Liability and the applicable Single Loss Limit of Liability.

The Insured shall, in the time and in the manner prescribed in this bond, give the Underwriter notice of any loss of the kind covered by the terms of this bond, whether or not the Underwriter is liable therefor, and upon the request of the Underwriter shall file with it a brief statement giving the particulars concerning such loss.

TERMINATION OR CANCELATION

Section 12. This bond terminates as an entirety upon occurrence of any of the following:—(a) 60 days after the receipt by the Insured of a written notice from the Underwriter of its desire to cancel this bond, or (b) immediately upon the receipt by the Underwriter of a written notice from the Insured of its desire to cancel this bond, or (c) immediately upon the taking over of the Insured by a receiver or other liquidator or by State or Federal officials, or (d) immediately upon the taking over of the Insured by another institution, or (e) immediately upon exhaustion of the Aggregate Limit of Liability, or (f) immediately upon expiration of the Bond Period as set forth in Item 2 of the Declarations.

This bond terminates as to any Employee or any partner, officer or employee of any Processor—(a) as soon as any Insured, or any director or officer not in collusion with such person, learns of any dishonest or fraudulent act committed by such person at any time, whether in the employment of the Insured or otherwise, whether or not of the type covered under Insuring Agreement (A), against the Insured or any other person or entity, without prejudice to the loss of any Property then in transit in the custody of such person, or (b) 15 days after the receipt by the Insured of a written notice from the Underwriter of its desire to cancel this bond as to such person.

Termination of the bond as to any Insured terminates liability for any loss sustained by such Insured which is discovered after the effective date of such termination.

In witness whereof, the Underwriter has caused this bond to be executed on the Declarations page.

TSB 5062b 1087	Copyright, The Surety Association of America, 1987	Page 7 of 7

FINANCIAL INSTITUTION BOND

SIGNATURE PAGE

IN WITNESS WHEREOF, the Insurer has caused this policy to be issued by affixing hereto the facsimile signatures of its President and Secretary.

Andrew Weissert, Secretary	Michael McKenna, President

AXIS 102AIC 0615	Page 1 of 1

FINANCIAL INSTITUTION BOND

Rider Number	Effective Date of Rider	Bond Number	Premium
1	12:01 a.m. on 03/24/2025	P-001-000086928-06	N/A

AUDIT EXPENSE INSURING AGREEMENT RIDER

AUDIT EXPENSE INSURING AGREEMENT COVERAGE SCHEDULE
Audit Expense Insuring Agreement Single Loss Limit of Liability	Audit Expense Insuring Agreement Single Loss Deductible
$50,000	$5,000

Information in the above schedule may also appear on the Declarations.

It is agreed that:

A.	The INSURING AGREEMENTS section is amended by the addition of the following new Insuring Agreement:

AUDIT EXPENSE

Reasonable expenses incurred by the Insured for that part of the cost of audits or examinations required by any governmental regulatory authority to be conducted either by such authority or by an independent accountant by reason of the discovery of loss under Insuring Agreement (A) FIDELITY.

B.	The applicable Single Loss Limit of Liability and Single Loss Deductible for the Audit Expense Insuring Agreement are as set forth in the Declarations or in the above schedule. Such limit shall be part of, and not in addition to, the Single Loss Limit of Liability for Insuring Agreement (A) FIDELITY set forth in the Declarations.

C.	Paragraph (1) of Exclusion (u) shall not apply to the Audit Expense Insuring Agreement.

All other provisions of the bond remain unchanged.

AXIS 1012153 0119	Includes copyright material of The Surety Association of America	Page 1 of 1

FINANCIAL INSTITUTION BOND

Rider Number	Effective Date of Rider	Bond Number	Premium
2	12:01 a.m. on 03/24/2025	P-001-000086928-06	N/A

CLAIM EXPENSE INSURING AGREEMENT RIDER

CLAIM EXPENSE INSURING AGREEMENT COVERAGE SCHEDULE
Claim Expense Insuring Agreement Single Loss Limit of Liability	Claim Expense Insuring Agreement Single Loss Deductible
$10,000	$5,000

Information in the above schedule may also appear on the Declarations.

It is agreed that:

A.	The INSURING AGREEMENTS section is amended by the addition of the following new Insuring Agreement:

CLAIM EXPENSE

Reasonable expenses necessarily incurred and paid by the Insured in preparing any valid claim for loss covered under this bond.

B.	The applicable Single Loss Limit of Liability and Single Loss Deductible for the Claim Expense Insuring Agreement are as set forth in the Declarations or in the above schedule. Such limit shall be part of, and not in addition to, the Single Loss Limit of Liability for the Insuring Agreement applicable to the loss that is the subject of the valid claim as set forth in the Claim Expense Insuring Agreement.

C.	Paragraph (1) of Exclusion (u) shall not apply to the Claim Expense Insuring Agreement.

All other provisions of the bond remain unchanged.

AXIS 1012155 0119	Includes copyright material of The Surety Association of America	Page 1 of 1

FINANCIAL INSTITUTION BOND

Rider Number	Effective Date of Rider	Bond Number	Premium
3	12:01 a.m. on 03/24/2025	P-001-000086928-06	N/A

AMEND RACKETEERING EXCLUSION RIDER

It is agreed that Exclusion 2(j) of the EXCLUSIONS section is replaced with the following:

damages resulting from any civil, criminal or other legal proceeding in which the Insured is adjudicated to have engaged in racketeering activity except when the Insured establishes that the act or acts giving rise to such damages were committed by an Employee under circumstances which result directly in a loss to the Insured covered by Insuring Agreement (A). For the purposes of this Exclusion, “racketeering activity” is defined in 18 United States Code 1961 et seq., as amended;

All other provisions of the bond remain unchanged.

AXIS 1012161 0119	Includes copyright material of The Surety Association of America	Page 1 of 1

FINANCIAL INSTITUTION BOND

Rider Number	Effective Date of Rider	Bond Number	Premium
4	12:01 a.m. on 03/24/2025	P-001-000086928-06	N/A

AMEND FIDELITY INSURING AGREEMENT TO INCLUDE LARCENY AND EMBEZZLEMENT RIDER

It is agreed that:

A. Insuring Agreement (A) FIDELITY is replaced with the following:

Loss resulting directly from dishonest or fraudulent acts, including Larceny or Embezzlement, committed by an Employee acting alone or in collusion with others. Such dishonest or fraudulent acts must be committed by the Employee with the manifest intent:

(1)	to cause the Insured to sustain such loss; and

(2)	to obtain an improper financial benefit for the Employee or another person or entity.

Notwithstanding the foregoing, however, it is agreed that with regard to Loans and/or Trading, this bond covers only loss resulting directly from dishonest or fraudulent acts committed by an Employee with the intent to cause the Insured to sustain such loss and which results in a financial benefit for the Employee.

As used in this Insuring Agreement, financial benefit does not include any employee benefits earned in the normal course of employment, including salaries, commissions, fees, bonuses, promotions, awards, profit sharing or pensions.

The term Loans, as used in this Insuring Agreement, means all extensions of credit by the Insured and all transactions creating a creditor relationship in favor of the Insured and all transactions by which the Insured assumes an existing creditor relationship.

The term Trading, as used in this Insuring Agreement, means trading or other dealing in securities, commodities, futures, options, swaps, foreign or Federal Funds, currencies, foreign exchange and the like.

B.	Solely with respect to the coverage provided by this Rider, the term Larceny and Embezzlement shall have the same meaning set forth in Section 37 of The Investment Company Act of 1940.

All other provisions of the bond remain unchanged.

AXIS 1012168 0119	Includes copyright material of The Surety Association of America	Page 1 of 1

FINANCIAL INSTITUTION BOND

Rider Number	Effective Date of Rider	Bond Number	Premium
5	12:01 a.m. on 03/24/2025	P-001-000086928-06	N/A

AMEND REPRESENTATION OF INSURED RIDER

It is agreed that the second paragraph of the REPRESENTATION OF INSURED section of the GENERAL AGREEMENTS is replaced with the following:

Any intentional misrepresentation, omission, concealment, or incorrect statement in the application or otherwise, shall be grounds for the rescission of this bond.

All other provisions of the bond remain unchanged.

AXIS 1012169 0119	Includes copyright material of The Surety Association of America	Page 1 of 1

FINANCIAL INSTITUTION BOND

Rider Number	Effective Date of Rider	Bond Number	Premium
6	12:01 a.m. on 03/24/2025	P-001-000086928-06	N/A

AMEND VALUATION RIDER

It is agreed that the paragraph in the VALUATION condition addressing loss of Money, or loss payable in Money, is replaced with the following:

Any loss of Money, or loss payable in Money, shall be paid, at the option of the Insured, in the Money of the country in which the loss was sustained or in the United States of America dollar equivalent thereof determined at the rate of exchange published in The Wall Street Journal on the day immediately preceding the date the loss was discovered.

All other provisions of the bond remain unchanged.

AXIS 1012170 0119	Includes copyright material of The Surety Association of America	Page 1 of 1

FINANCIAL INSTITUTION BOND

Rider Number	Effective Date of Rider	Bond Number	Premium
7	12:01 a.m. on 03/24/2025	P-001-000086928-06	N/A

AMEND COUNTERFEIT CURRENCY OR MONEY INSURING AGREEMENT RIDER

It is agreed that Insuring Agreement (F) COUNTERFEIT CURRENCY or COUNTERFEIT MONEY, as applicable, is replaced with the following:

Loss resulting directly from the receipt by the Insured, in good faith, of any Counterfeit Money of the United States of America, Canada, or any other country.

All other provisions of the bond remain unchanged.

AXIS 1012171 0119	Includes copyright material of The Surety Association of America	Page 1 of 1

FINANCIAL INSTITUTION BOND

Rider Number	Effective Date of Rider	Bond Number	Premium
8	12:01 a.m. on 03/24/2025	P-001-000086928-06	N/A

UNAUTHORIZED SIGNATURES INSURING AGREEMENT RIDER

UNAUTHORIZED SIGNATURES INSURING AGREEMENT COVERAGE SCHEDULE
Unauthorized Signatures Insuring Agreement Single Loss Limit of Liability	Unauthorized Signatures Insuring Agreement Single Loss Deductible
$50,000	$5,000

Information in the above schedule may also appear on the Declarations.

It is agreed that:

A.	The Section entitled INSURING AGREEMENTS is amended by the addition of the following Insuring Agreement:

UNAUTHORIZED SIGNATURES

Loss resulting directly from the Insured having in good faith and in the ordinary course of business accepted from, paid to, or cashed for a person present on the premises of the Insured, any check, withdrawal order or draft, made or drawn on a customer’s account, which bears the signature or endorsement of one other than a person whose name and signature is on the application on file with the Insured as a signatory on such account.

It shall be a condition precedent to the Insured’s right of recovery under this Insuring Agreement that the Insured shall have on file signatures of all persons who are authorized signatories on such account; and the Insured must maintain written instructions outlining the acceptance.

B.	The Section entitled CONDITIONS AND LIMITATIONS, the Section entitled EXCLUSIONS is amended as follows:

1.	Solely with respect to the coverage provided by this Rider, the following is added:

This bond does not cover:

loss of the type or kind covered by any other Insuring Agreement provided in this financial institution bond, regardless of any deductible amount or limit of liability;

2.	The following exclusion is added:

This bond does not cover:

loss resulting directly or indirectly from the Insured having accepted from, paid to or cashed for a person present on the premises of the Insured, any check, withdrawal order or draft, made or drawn on a customer’s account, except when covered under the Unauthorized Signatures Insuring Agreement;

C.	The applicable Single Loss Limit of Liability and Single Loss Deductible for the Unauthorized Signatures Insuring Agreement are as set forth in the Declarations or in the above schedule.

All other provisions of the bond remain unchanged.

AXIS 1012176 0622	Includes copyright material of The Surety Association of America	Page 1 of 1

FINANCIAL INSTITUTION BOND

Rider Number	Effective Date of Rider	Bond Number	Premium
9	12:01 a.m. on 03/24/2025	P-001-000086928-06	N/A

PROTECTED INFORMATION EXCLUSION RIDER

It is agreed that this bond shall not apply to any loss resulting directly or indirectly from the: (i) theft, disappearance, or destruction of; (ii) unauthorized use or disclosure of; (iii) unauthorized access to; or (iv) failure to protect any:

A.	confidential or non-public; or

B.	personal or personally identifiable;

information that any person or entity has a duty to protect under any law, rule or regulation, agreement, or industry guideline or standard; provided that this shall not apply to the extent that any unauthorized use or disclosure of a password enables a theft by an Employee of the Insured of tangible Property of the Insured or tangible Property that the Insured is holding for a third party.

Theft of tangible Property does not include the use of confidential or non-public information or personal or personally identifiable information to enable the theft of or disclosure of information.

All other provisions of the bond remain unchanged.

AXIS 1012180 0119	Includes copyright material of The Surety Association of America	Page 1 of 1

FINANCIAL INSTITUTION BOND

Rider Number	Effective Date of Rider	Bond Number	Premium
10	12:01 a.m. on 03/24/2025	P-001-000086928-06	N/A

NOTICE OF LOSS BY E-MAIL RIDER

It is agreed that the CONDITIONS AND LIMITATIONS, Section 5. NOTICE/PROOF – LEGAL PROCEEDINGS AGAINST UNDERWRITER, paragraph (a), is amended by the addition of the following:

The Insured may provide the Underwriter with such notice of loss by e-mail to the e-mail address set forth below. The date of the Underwriter’s receipt of such e-mailed notice shall constitute the date of notice.

Alternatively, the Insured may provide notice of loss to the Underwriter by mailing or faxing such notice to the address or fax number set forth below.

All notices must reference the Bond No. of this bond.

AXIS Insurance

Claims Department

P.O. Box 4470

Alpharetta, GA 30023-4470

Email: USFNOL@axiscapital.com

Phone (Toll-Free): (866) 259-5435

Phone: (678) 746- 9000

Fax: (866) 770-5629

All other provisions of the bond remain unchanged.

AXIS 1012189 0119	Includes copyright material of The Surety Association of America	Page 1 of 1

FINANCIAL INSTITUTION BOND

Rider Number	Effective Date of Rider	Bond Number	Premium
11	12:01 a.m. on 03/24/2025	P-001-000086928-06	N/A

CHANGE OF OWNERSHIP OR CONTROL NOTICE RIDER

It is agreed that the GENERAL AGREEMENTS, CHANGE OF OWNERSHIP – NOTICE or CHANGE OF CONTROL – NOTICE, as applicable, is replaced with the following:

When the Insured learns of a change in ownership by a single stockholder, partner or member, or by a group of affiliated stockholders, partners, or members, of more than 10% of its voting stock or total ownership interest, or of the voting stock or total ownership interest of a holding company or parent corporation which itself owns or controls the Insured, it shall give written notice to the Underwriter, as soon as practicable but not later than within 30 days of learning of such change in ownership. Failure to give the required notice shall result in termination of coverage for any loss involving a transferee of such stock or ownership interest, to be effective upon the date of the stock transfer or transfer of ownership interest.

As used in this General Agreement, control shall have the meaning set forth in Section 2(a)(9) of the Investment Company Act of 1940, and means the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with such company. A change in ownership of voting securities of a company which results in direct or indirect ownership by a securities holder or an affiliated group of securities holders of more than 25% of such voting securities shall be presumed to result in a change in control for the purpose of giving the required notice.

All other provisions of the bond remain unchanged.

AXIS 1012191 0119	Includes copyright material of The Surety Association of America	Page 1 of 1

FINANCIAL INSTITUTION BOND

Rider Number	Effective Date of Rider	Bond Number	Premium
12	12:01 a.m. on 03/24/2025	P-001-000086928-06	N/A

CUSTOMER FUNDS TRANSFER FRAUD INSURING AGREEMENT

WITH CALL BACK FOR TRANSFERS IN EXCESS OF THE DEDUCTIBLE RIDER

CUSTOMER FUNDS TRANSFER FRAUD INSURING AGREEMENT COVERAGE SCHEDULE
Customer Funds Transfer Fraud Insuring Agreement Single Loss Limit of Liability	Customer Funds Transfer Fraud Insuring Agreement Single Loss Deductible
$2,300,000	$5,000

Information in the above schedule may also appear on the Declarations.

It is agreed that:

A. The INSURING AGREEMENTS section is amended by the addition of the following new Insuring Agreement:

CUSTOMER FUNDS TRANSFER FRAUD

Loss resulting directly from the Insured having, in good faith, transferred a Customer’s Money on deposit in an account or Securities to a person or account outside the Customer’s control, in reliance on a fraudulent telephone, telefacsimile, text message or e-mail instruction to the Insured directing such transfer from the Customer’s account, which instruction purports and reasonably appears to have originated from an Authorized Transfer Agent, but which, in fact, was issued without the Customer’s knowledge or consent by someone other than an Authorized Transfer Agent, subject to the following conditions precedent:

(1)	The instruction included the Customer’s password and PIN and any other security codes required by the Insured’s written agreement with such Customer (“Verified Instruction”).

(2)	The sender of the instruction was not, in fact, such Customer, was not authorized to act on behalf of such Customer, and was not an Employee.

(3)	The instruction was received by an Employee specifically authorized by the Insured to receive and act upon such instructions.

(4)	For any transfer exceeding the amount of the Customer Funds Transfer Fraud Insuring Agreement Single Loss Deductible, the Insured verified the instruction via a call back to a predetermined telephone number set forth in the Insured’s written agreement with such Customer, or by other verification procedures approved in writing by the Underwriter (“Security Measure”).

(5)	The Insured preserved a contemporaneous record of the Verified Instruction and any Security Measure and furnishes both to the Insurer, along with a copy of the Insured’s written agreement with the Customer, in the Proof of Loss.

(6)	The Insured asserts any available claims, offsets or defenses against the Customer, any financial institution, any fund administrator or any other party to the transaction.

B.	The applicable Single Loss Limit of Liability and Single Loss Deductible for the Customer Funds Transfer Fraud Insuring Agreement are as set forth in the Declarations or in the above schedule.

C.	Solely with respect to the coverage provided by this Rider:

1.	The following Definitions are added to the DEFINITIONS section:

Authorized Transfer Agent means an employee of the Customer or another financial institution with authority to instruct the Insured to transfer the Customer’s Money or Certificated Securities.

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Customer means an entity or natural person who has a written agreement with the Insured authorizing the Insured to transfer Money on deposit in an account or Certificated Securities in reliance upon a telephone, telefacsimile, text message or e-mail instruction from an Authorized Transfer Agent.

Securities means Certificated Securities or Uncertificated Securities.

2.	Solely with respect to bond forms 15 and 24,the following Definition is added to the DEFINITIONS section:

Uncertificated Security means a share, participation or other interest in property of or an enterprise of the issuer or an obligation of the issuer, which is:

(1)	not represented by an instrument and the transfer of which is registered upon books maintained for that purpose by or on behalf of the issuer;

(2)	of a type commonly dealt in on securities exchanges or markets; and

(3)	either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.

3.	The following Exclusions are added to the EXCLUSIONS section:

loss of the type or kind covered by any other Insuring Agreement provided in this financial institution bond, regardless of any deductible amount or limit of liability;

loss resulting directly or indirectly from a fraudulent instruction if the sender, or anyone acting in collusion with the sender, ever had authorized access to the Customer’s password, PIN or any other security code;

loss resulting directly or indirectly from the fraudulent alteration of an instruction to initiate an automated clearing house (ACH) entry, or group of ACH entries, transmitted as an electronic message, or as an attachment to an electronic message, sent via the Internet unless:

(1)	each ACH entry was individually verified via the call back procedures without regard to the amount of the entry; or

(2)	the instruction was formatted, encoded or encrypted so that any alteration in the ACH entry or group of ACH entries would be apparent to the Insured.

3.	All loss or losses involving one natural person or one entity, or one group of natural persons or entities acting together, shall be a Single Loss without regard to the number of transfers or the number of instructions involved. A series of losses involving unidentified natural persons or entities but arising from the same method of operation shall be deemed to involve the same natural person or entity and shall be treated as a Single Loss.

D.	The EXCLUSIONS section is amended by the addition of the following Exclusion:

loss resulting directly or indirectly from an Insured relying upon and/or acting upon a fraudulent telephone, telefacsimile, text message or e-mail instruction to transfer Money or Securities except:

(1)	when covered under the Customer Funds Transfer Fraud Insuring Agreement; and

(2)	this exclusion does not apply to an Employee relying upon and/or acting upon a Social Engineering Fraud Instruction covered under the Social Engineering Fraud Insuring Agreement provided under any SOCIAL ENGINEERING FRAUD INSURING AGREEMENT RIDER to the extent attached to this bond.

D.	Exclusion (i) does not apply to loss covered under the Customer Funds Transfer Fraud Insuring Agreement.

All other provisions of the bond remain unchanged.

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FINANCIAL INSTITUTION BOND

Rider Number	Effective Date of Rider	Bond Number	Premium
13	12:01 a.m. on 03/24/2025	P-001-000086928-06	N/A

AMEND OWNERSHIP OR COVERED PROPERTY CONDITION RIDER

It is agreed that the CONDITIONS AND LIMITATIONS, the OWNERSHIP section or COVERED PROPERTY section, as applicable, is deleted and replaced with the following:

This bond shall apply to loss of Property (1) owned by the Insured, (2) held by the Insured in any capacity, or (3) owned and held by someone else under circumstances which make the Insured responsible for the Property prior to the occurrence of the loss. This bond shall be for the sole use and benefit of the Insured named in the Declarations.

All other provisions of the bond remain unchanged.

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Rider Number	Effective Date of Rider	Bond Number	Premium
14	12:01 a.m. on 03/24/2025	P-001-000086928-06	N/A

STOP PAYMENT ORDER LIABILITY INSURING AGREEMENT RIDER

STOP PAYMENT ORDER LIABILITY INSURING AGREEMENT COVERAGE SCHEDULE
Stop Payment Order Liability Insuring Agreement Single Loss Limit of Liability	Stop Payment Order Liability Insuring Agreement Single Loss Deductible
$50,000	$5,000

Information in the above schedule may also appear on the Declarations.

It is agreed that:

A. The Section entitled INSURING AGREEMENTS is amended by the addition of the following new Insuring Agreement:

STOP PAYMENT ORDER LIABILITY

Loss resulting directly from the Insured’s legal liability for:

(1)	compliance with or failure to comply with a request by a customer of the Insured, or such customer’s authorized agent, to stop payment on any draft made or drawn upon or against the Insured by such customer or such customer’s authorized agent; or

(2)	refusal to pay any draft made or drawn upon or against the Insured by a customer of the Insured or such customer’s authorized agent.

B.	The applicable Single Loss Limit of Liability and Single Loss Deductible for the Stop Payment Order Liability Insuring Agreement are as set forth in the Declarations or in the above schedule.

All other provisions of the bond remain unchanged.

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Rider Number	Effective Date of Rider	Bond Number	Premium
15	12:01 a.m. on 03/24/2025	P-001-000086928-06	N/A

UNCOLLECTIBLE ITEMS OF DEPOSIT INSURING AGREEMENT RIDER

UNCOLLECTIBLE ITEMS OF DEPOSIT INSURING AGREEMENT COVERAGE SCHEDULE
Uncollectible Items of Deposit Insuring Agreement Single Loss Limit of Liability	Uncollectible Items of Deposit Insuring Agreement Single Loss Deductible
$50,000	$5,000

Information in the above schedule may also appear on the Declarations.

It is agreed that:

A.	The Section entitled INSURING AGREEMENTS is amended by the addition of the following Insuring Agreement:

UNCOLLECTIBLE ITEMS OF DEPOSIT

Loss resulting directly from the Insured having, in good faith, credited its customer’s, shareholder’s or subscriber’s account of any item of deposit which proves to be uncollectible, provided that:

(1)	the item was held for a minimum of 5 days before any redemption, withdrawal, dividend payment or share issuance occurs with respect to that item of deposit; and

(2)	there was a redemption, withdrawal, dividend payment or share issuance with respect to that item of deposit.

Items of deposit shall not be deemed uncollectible until the Insured’s collection procedures have failed.

For the purposes of this Insuring Agreement, Items of Deposit means any one or more checks or drafts drawn upon a financial institution in the United States of America.

B.	The Section entitled CONDITIONS AND LIMITATIONS, the Section entitled EXCLUSIONS is amended as follows:

1.	Solely with respect to the coverage provided by this Rider, the following exclusion is added:

This bond does not cover:

loss of the type or kind covered by any other Insuring Agreement provided in this financial institution bond, regardless of any deductible amount or limit of liability;

2.	The following exclusion is added:

This bond does not cover:

loss resulting directly or indirectly from the Insured having, in good faith, credited its customer’s, shareholder’s or subscriber’s account of any item of deposit which proves to be uncollectible, except when covered under the Uncollectible Items of Deposit Insuring Agreement;

C.	The applicable Single Loss Limit of Liability and Single Loss Deductible for the Uncollectible Items of Deposit Insuring Agreement are as set forth in the Declarations or in the above schedule.

All other provisions of the bond remain unchanged.

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Rider Number	Effective Date of Rider	Bond Number	Premium
16	12:01 a.m. on 03/24/2025	P-001-000086928-06	N/A

AMEND DEFINITION OF EMPLOYEE TO INCLUDE AFFILIATED PERSONS RIDER

It is agreed that the CONDITIONS AND LIMITATIONS, the DEFINITIONS section, the Definition of Employee, is amended by the addition of the following:

Employee also means a natural person partner, officer or employee of an investment adviser, underwriter (distributor), transfer agent or shareholder accounting recordkeeper, or administrator for the Insured, but only while performing acts coming within the usual and customary duties of an officer or employee of the Insured or acting as a member of any committee duly elected or appointed to examine, audit or have custody of or access to Property of the Insured; provided that the adviser, underwriter, transfer agent, recordkeeper or administrator is an affiliated person (as defined in Section 2(a) of the Investment Company Act of 1940) of the Insured.

All other provisions of the bond remain unchanged.

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Rider Number	Effective Date of Rider	Bond Number	Premium
17	12:01 a.m. on 03/24/2025	P-001-000086928-06	N/A

AUTOMATIC INCREASE IN LIMITS FOR INVESTMENT FUNDS RIDER

It is agreed that the Section entitled CONDITIONS AND LIMITATIONS, the Section entitled LIMIT OF LIABILITY is amended by the addition of the following subsection:

Automatic Increase in Limits for Investment Funds

If an increase in bonding limits is required pursuant to Rule 17g-1 of the Investment Company Act of 1940 (“Rule 17g-1”), as amended, due to an increase in asset size of current investment funds covered under this bond, then the minimum increase in limits required to comply with Rule 17g-1 shall take place automatically without payment of additional premium for the remainder of the Bond Period; provided, however, that in no event shall the maximum:

(a)	Single Loss Limit of Liability for each Single Loss under this bond exceed $2,090,000; and

(b)	amount of any sublimit for any Single Loss under any Rider attached to this bond exceed 10% of the amount of such sublimit as shown in such Rider.

All other provisions of the bond remain unchanged.

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Rider Number	Effective Date of Rider	Bond Number	Premium
18	12:01 a.m. on 03/24/2025	P-001-000086928-06	N/A

AUTOMATIC COVERAGE FOR NEW INVESTMENT FUNDS RIDER

It is agreed that:

Notwithstanding anything to the contrary in the bond, if, after the effective date of this bond, the Insured creates or acquires any new Investment Fund, then such fund shall be covered under this bond, subject to its terms and conditions, only if:

(a)	the fair value of all cash, securities, assumed indebtedness and other consideration paid by the Insured did not exceed 10% of the total consolidated assets of the Insured as of the date of the Insured’s most recent audited consolidated financial statement prior to such transaction; and

(b)	to the extent that any increase in bonding limits is required pursuant to Rule 17g-1 of the Investment Company Act of 1940, as amended, the:

(i)	Single Loss Limit of Liability for each Single Loss under this bond shall not exceed $2,530,000; and

(ii)	amount of any sublimit for any Single Loss under any Rider attached to this bond shall not exceed 10% of the amount of such sublimit as shown in such Rider; and

(c)	the Underwriter, at its sole option upon submission of such information as the Underwriter may require, payment of any additional premium, and/or amendment of the provisions of the bond, agrees to provide coverage for such fund.

There is no coverage under this bond for any event discovered prior to the effective date of such creation or acquisition.

All other provisions of the bond remain unchanged.

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Rider Number	Effective Date of Rider	Bond Number	Premium
19	12:01 a.m. on 03/24/2025	P-001-000086928-06	N/A

INVESTMENT COMPANY NO DEDUCTIBLE RIDER

It is agreed that the CONDITIONS AND LIMITATIONS are amended as follows:

A.	The DEFINITIONS section is amended by the addition of the following Definition:

Investment Company means any investment company registered under the Investment Company Act of 1940.

B.	The DEDUCTIBLE AMOUNT section is amended by the addition of the following:

Notwithstanding the foregoing, there shall be no Deductible Amount applicable to any loss under Insuring Agreement A sustained by any Investment Company named as an Insured under this bond.

All other provisions of the bond remain unchanged.

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Rider Number	Effective Date of Rider	Bond Number	Premium
20	12:01 a.m. on 03/24/2025	P-001-000086928-06	N/A

SOCIAL ENGINEERING FRAUD INSURING AGREEMENT WITH OR WITHOUT OFFICIAL AUTHORIZATION RIDER

SOCIAL ENGINEERING FRAUD INSURING AGREEMENT COVERAGE SCHEDULE
Social Engineering Fraud Insuring Agreement Aggregate Limit of Liability	$25,000
Social Engineering Fraud Insuring Agreement Single Loss Limit of Liability	Social Engineering Fraud Insuring Agreement Single Loss Deductible
$25,000 without Official Authorization $25,000 with Official Authorization	$25,000
Social Engineering Fraud Insuring Agreement Prior Acts Date	03/24/2017

It is agreed that:

A.	The INSURING AGREEMENTS section is amended by the addition of the following new Insuring Agreement:

SOCIAL ENGINEERING FRAUD

Loss resulting directly from an Employee having, in good faith, transferred, paid, or delivered Money or Securities from the Insured’s account to a person or account outside of the Insured’s control, in reliance upon a Social Engineering Fraud Instruction directing such transfer, payment, or delivery of Money or Securities.

B.	Solely with respect to the coverage provided by this Rider, the DEFINITIONS section is amended by the addition of the following new definitions:

Authorized Transfer Agent means:

(1)	a director, officer, partner, member, or sole proprietor of the Insured;

(2)	an Employee who is authorized by the Insured to instruct other Employees to transfer, pay or deliver the Insured’s Money or Securities; or

(3)	an employee of a Vendor authorized by such Vendor and the Insured to direct the Insured’s Employees to transfer, pay, or deliver the Insured’s Money or Securities in accordance with the terms of a written agreement between the Vendor and the Insured.

Official Authorization means a valid handwritten signature of an actual Employee, or an electronic record of entry and approval into a wire transfer system, accounting system, or similar system which is capable of maintaining and reproducing an audit trail, which demonstrates that an actual Employee (other than the Employee actually making the transfer, payment, or delivery) approved a transaction within their authority. A Forgery is not an Official Authorization. Official Authorization shall not include a typed name in any form (including but not limited to email, letterhead, or pre-printed material), but shall include electronic reproductions or handwritten signatures in any form.

Securities means Certificated Securities or Uncertificated Securities.

Social Engineering Fraud Instruction means a telephonic, written, or electronic instruction communicated to an Employee by a natural person purporting to be an Authorized Transfer Agent, or by an individual acting in collusion with such person, for the purpose of intentionally misleading an Employee to transfer, pay, or deliver the Insured’s Money or Securities, but which instruction was not actually made by an Authorized Transfer Agent; provided, however, that Social Engineering Fraud Instruction shall not include any such instruction communicated by an employee of a Vendor who was acting in collusion with any third-party in communicating such instruction.

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Vendor means any entity or natural person that provides goods or support services to the Insured pursuant to a written agreement between the Vendor and the Insured. Vendor does not include any customer, automated clearing house, custodian, financial institution, administrator, counter-party, or any similar entity.

C.	Solely with respect to the coverage provided by this Rider, and solely with respect to bond forms 15 and 24, the DEFINITIONS section is amended by the addition of the following new definition:

Uncertificated Security means a share, participation or other interest in property of or an enterprise of the issuer or an obligation of the issuer, which is:

(1)	not represented by an instrument and the transfer of which is registered upon books maintained for that purpose by or on behalf of the issuer;

(2)	of a type commonly dealt in on securities exchanges or markets; and

(3)	either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.

D.	The EXCLUSIONS section, Exclusion (h), is deleted in its entirety and replaced by the following:

(h)	loss caused by an Employee, except when covered under:

(1)	Insuring Agreement (A);

(2)	Insuring Agreement (B) or (C) and resulting directly from misplacement, mysterious unexplainable disappearance, or destruction of or damage to Property; or

(3)	the Social Engineering Fraud Insuring Agreement and resulting directly from unintentional acts of the Employee.

E.	The EXCLUSIONS section is amended by the addition of the following Exclusion:

loss resulting directly or indirectly from an Employee relying upon and/or acting upon a Social Engineering Fraud Instruction, except when covered under the Social Engineering Fraud Insuring Agreement.

F.	The LIMIT OF LIABILITY section is amended by the addition of the following:

Social Engineering Fraud Insuring Agreement Single Loss Limit of Liability
with Official Authorization

Subject to any applicable Aggregate Limit of Liability, the Social Engineering Fraud Insuring Agreement Single Loss Limit of Liability with Official Authorization set forth in the SOCIAL ENGINEERING FRAUD INSURING AGREEMENT COVERAGE SCHEDULE shall apply to each Single Loss covered under the Social Engineering Fraud Insuring Agreement, provided that the following conditions precedent are satisfied:

(a)	the Insured obtained Official Authorization from at least two Employees, one of whom is an officer of or serves in a supervisory capacity with the Insured, and who was not the Employee who initially received the Social Engineering Fraud Instruction which was sent by a person purporting to be an Authorized Transfer Agent; and

(b)	such loss occurred on or after the Social Engineering Fraud Increased Limits Date for Loss with Official Authorization set forth in the SOCIAL ENGINEERING FRAUD INSURING AGREEMENT COVERAGE SCHEDULE.

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Social Engineering Fraud Insuring Agreement Single Loss Limit of Liability
without Official Authorization

Subject to any applicable Aggregate Limit of Liability, the Underwriter’s liability for each Single Loss covered under the Social Engineering Fraud Insuring Agreement shall not exceed the Single Loss Limit of Liability without Official Authorization set forth in the SOCIAL ENGINEERING FRAUD INSURING AGREEMENT COVERAGE SCHEDULE if one or both of the conditions precedent described in the above paragraph are not satisfied.

G.	The LIMIT OF LIABILITY section is amended by the addition of the following:

Social Engineering Fraud Insuring Agreement Aggregate Limit of Liability

The Underwriter’s total liability for all losses covered under the Social Engineering Fraud Insuring Agreement and discovered during the Bond Period shown in Item 2 of the Declarations shall not exceed the Social Engineering Fraud Insuring Agreement Aggregate Limit of Liability set forth in the SOCIAL ENGINEERING FRAUD INSURING AGREEMENT COVERAGE SCHEDULE. The Social Engineering Fraud Insuring Agreement Aggregate Limit of Liability shall be reduced by the amount of any payment made under the terms of the Social Engineering Fraud Insuring Agreement.

Upon exhaustion of the Social Engineering Fraud Insuring Agreement Aggregate Limit of Liability by such payments:

(a) the Underwriter shall have no further liability for loss or losses under the Social Engineering Fraud Insuring Agreement regardless of when discovered and whether or not previously reported to the Underwriter, and

(b) solely with respect to the Social Engineering Fraud Insuring Agreement, the Underwriter shall have no obligation under General Agreement F to continue the defense of the Insured, and upon notice by the Underwriter to the Insured that the Social Engineering Fraud Insuring Agreement Aggregate Limit of Liability has been exhausted, the Insured shall assume all responsibility for its defense at its own cost.

The Social Engineering Fraud Insuring Agreement Aggregate Limit of Liability is part of, and not in addition to, the Aggregate Limit of Liability shown in Item 3 of the Declarations.

The Social Engineering Fraud Insuring Agreement Aggregate Limit of Liability shall not be increased or reinstated by any recovery made and applied in accordance with subsections (a), (b) and (c) of Section 7.

H.	The Social Engineering Fraud Insuring Agreement does not apply to any loss discovered during the Bond Period but occurring prior to the Social Engineering Fraud Insuring Agreement Prior Acts Date set forth in the Coverage Schedule of this Rider.

All other provisions of the bond remain unchanged.

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FINANCIAL INSTITUTION BOND

Rider Number	Effective Date of Rider	Bond Number	Premium
21	12:01 a.m. on 03/24/2025	P-001-000086928-06	N/A

COMPUTER SYSTEMS FRAUD INSURING AGREEMENT RIDER

COMPUTER SYSTEMS FRAUD INSURING AGREEMENT COVERAGE SCHEDULE
Computer Systems Fraud Insuring Agreement Single Loss Limit of Liability	Computer Systems Fraud Insuring Agreement Single Loss Deductible
$2,300,000	$5,000

Information in the above schedule may also appear on the Declarations.

It is agreed that:

A.	The INSURING AGREEMENTS section is amended by the addition of the following Insuring Agreement:

COMPUTER SYSTEMS FRAUD

Loss resulting directly from a fraudulent:

(1)	entry of Electronic Data or Computer Program into; or

(2)	change of Electronic Data or Computer Program within;

any Computer System operated by the Insured, whether owned or leased; or any Computer System identified in the application for this bond; or a Computer System first used by the Insured during the Bond Period, as provided by General Agreement B of this bond;

provided that the entry or change causes:

(a)	Property to be transferred, paid, or delivered;

(b)	an account of the Insured, or of its customer, to be added, deleted, debited, or credited; or

(c)	an unauthorized account or a fictitious account to be debited or credited; without the knowledge or consent of the Insured.

In this Insuring Agreement, fraudulent entry or change shall include such entry or change made by an Employee of the Insured acting in good faith on an instruction from a software contractor who has a written agreement with the Insured to design, implement, or service programs for a Computer System covered by this Insuring Agreement.

B.	Solely with respect to the coverage provided by this Rider, the DEFINITIONS section is amended by the addition of the following definitions:

Computer Program means a set of related electronic instructions which direct the operations and functions of a computer or devices connected to it which enable the computer or devices to receive, process, store, or send Electronic Data.

Computer System means:

(1) computers with related peripheral components, including storage components wherever located;

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FINANCIAL INSTITUTION BOND

(2)	systems and applications software;

(3)	terminal devices; and

(4)	related communications networks; by which Electronic Data are electronically collected, transmitted, processed, stored, and retrieved.

Electronic Data means facts or information converted to a form usable in a Computer System by Computer Programs, and which is stored on magnetic tapes or disks, or optical storage disks, or other bulk media.

C.	Solely with respect to the coverage provided by this Rider, the EXCLUSIONS section is amended by the addition of the following Exclusions:

loss of the type or kind covered by any other Insuring Agreement provided in this financial institution bond, including but not limited to Social Engineering Fraud, regardless of any deductible amount or limit of liability;

loss resulting directly or indirectly from the assumption of liability by the Insured by contract unless the liability arises from a loss covered by this rider, and such liability would have been be imposed on the Insured regardless of the existence of such contract;

loss resulting directly or indirectly from negotiable instruments, securities, documents, or other written instruments which bear a forged signature, or are counterfeit, altered, or otherwise fraudulent and which are used as source documentation in the preparation of Electronic Data or manually keyed into a data terminal; loss resulting directly or indirectly from:

(1)	mechanical failure, faulty construction, error in design, latent defect, fire, wear or tear, gradual deterioration, electrical disturbance, or electrical surge which affects a Computer System;

(2)	failure or breakdown of Electronic Data processing media; or

(3)	error or omission in programming or processing;

loss resulting directly or indirectly from the input of Electronic Data into a Computer System terminal device either on the premises of a customer of the Insured or under the control of such a customer by a person who had authorized access to the customer’s authentication mechanism;

D.	Notwithstanding anything to the contrary with respect to any similar Exclusion set forth in any Protected Information Exclusion Rider attached to this bond, solely with respect to the coverage provided by this Rider, the EXCLUSIONS section is amended by the addition of the following Exclusion:

loss resulting directly or indirectly from the: (1) theft, disappearance, or destruction of; (2) unauthorized use or disclosure of; (3) unauthorized access to; or (4) failure to protect any:

(a)	confidential or non-public information; or

(b)	personal or personally identifiable information;

that any person or entity has a duty to protect under any law, rule or regulation, agreement, or industry guideline or standard, except that this shall not apply to the extent that any unauthorized use or disclosure of such information subsequently results in a direct loss otherwise covered under the Computer Systems Fraud Insuring Agreement.

E.	The exclusion below, found in the EXCLUSIONS section of financial institution bonds forms 14, and 25, does not apply to the Computer Systems Fraud Insuring Agreement.

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“loss involving any Uncertificated Security except an Uncertificated Security of any Federal Reserve Bank of the United States or when covered under Insuring Agreement (A);”

F.	The Single Loss Defined subsection of the LIMIT OF LIABILITY section is amended by the addition of the following:

Solely with respect to the Computer Systems Fraud Insuring Agreement, all loss or series of losses involving the fraudulent acts of one individual, or involving fraudulent acts in which one individual is implicated, whether or not that individual is specifically identified, shall be treated as a Single Loss and subject to the Single Loss Limit of Liability. A series of losses involving unidentified individuals but arising from the same method of operation shall be deemed to involve the same individuals and in that event shall be treated as a Single Loss and subject to the Single Loss Limit of Liability.

G.	The applicable Single Loss Limit of Liability and Single Loss Deductible for the Computer Systems Fraud Insuring Agreement are as set forth in the Declarations or in the above schedule.

All other provisions of the bond remain unchanged.

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Rider Number	Effective Date of Rider	Bond Number	Premium
22	12:01 a.m. on 03/24/2025	P-001-000086928-06	N/A

AMEND EXCLUSION (M) RIDER

It is agreed that the Section entitled CONDITIONS AND LIMITATIONS, the Section entitled EXCLUSIONS, exclusion (m) is replaced with the following:

(m)	loss resulting directly or indirectly from surrender of property as a result of:

(1)	kidnaping,

(2)	payment of ransom or any extortion-related payment,

(3)	threats of bodily harm to any person, except the custodian of the property, or of damage to the premises or property of the Insured, or

(4)	actual disappearance, damage, destruction, confiscation, or theft of property intended as a ransom or extortion payment while held or conveyed by a person duly authorized by the Insured to have custody of such property, except when resulting from threats of bodily harm to the custodian of the property as described in (3) above, except when covered under Insuring Agreement (A);

All other provisions of the bond remain unchanged.

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Rider Number	Effective Date of Rider	Bond Number	Premium
23	12:01 a.m. on 03/24/2025	P-001-000086928-06	N/A

NON-FUNGIBLE TOKENS EXCLUSION RIDER

It is agreed that the Section entitled CONDITIONS AND LIMITATIONS is amended as follows:

A.	The Section entitled DEFINITIONS is amended as follows:

1.	The definition of Property is amended by the addition of the following:

Notwithstanding the foregoing, Property does not include Non-Fungible Tokens.

2.	The following definition is added:

Non-Fungible Tokens means a unique digital identifier that is recorded in a blockchain or other digital ledger technology, and that is used to certify authenticity and/or ownership of a unique asset that cannot be traded, divided or exchanged at equivalency.

B.	The Section entitled EXCLUSIONS is amended by the addition of the following exclusion:

This bond does not cover:

loss resulting directly or indirectly from the theft, disappearance or destruction of Non-Fungible Tokens or from the change in value of Non-Fungible Tokens;

All other provisions of the bond remain unchanged.

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Rider Number	Effective Date of Rider	Bond Number	Premium
24	12:01 a.m. on 03/24/2025	P-001-000086928-06	N/A

INSURING AGREEMENT (G) RIDER

INSURING AGREEMENT (G) COVERAGE SCHEDULE
Insuring Agreement (G) Single Loss Limit of Liability	Insuring Agreement (G) Single Loss Deductible
$1,000,000	$50,000

Information in the above schedule may also appear on the Declarations.

It is agreed that:

1.	The attached bond is hereby amended by adding an additional Insuring Agreement as follows:

(G) Loss resulting directly from the fact that an issuer of securities, transfer agent, bank, banker or trust company received from the Insured or the New York Stock Exchange specimen copies of the Insured’s mechanically reproduced facsimile signature and acted in reliance upon any false, fraudulent or unauthorized reproduction of such facsimile signature, whether such facsimile signature is the facsimile signature duly adopted by the Insured or is one resembling or purporting to be such facsimile signature, regardless of by whom or by what means the same may have been imprinted, and whether or not such loss is sustained by reason of the Insured’s having entered into an agreement to be legally liable when such facsimile signature or one resembling or purporting to be such facsimile signature is used, provided, however, that

(a)	such facsimile signature is used on a document

(1)	as the signature to an assignment or other instrument authorizing or effecting the transfer of shares of stock, or other registered securities, which may now or at any time hereafter be registered in the name of the Insured on the books of the association, company or corporation issuing the same; or

(2)	as the signature to a power of substitution, designating a substitute or substitutes to make the actual transfer on the books of the issuer of shares of stock, or other registered securities, in respect of which the Insured may now or at any time hereafter be named as attorney to effect said transfer, whether said power of substitution is embodied in an endorsement on the certificate for said shares of stock or other registered security or in a separate instrument;

(b)	the New York Stock Exchange has not interposed any objections to the use by the Insured of such facsimile signature and such agreement, if any, was required by the said Exchange as a condition to its failing to interpose any such objection; and

(c)	this Insuring Agreement (G) shall not apply to any Certificated Securities which are Counterfeit.

2.	Sub-sections (a) and (e) of Section 2. of the attached bond shall not apply to Insuring Agreement (G).

3.	The applicable Single Loss Limit of Liability and Single Loss Deductible for Insuring Agreement (G) are as set forth in the Declarations or in the above schedule.

All other provisions of the bond remain unchanged.

SR 5907a 1188	Page 1 of 1

FINANCIAL INSTITUTION BOND

Rider Number	Effective Date of Rider	Bond Number	Premium
25	12:01 a.m. on 03/24/2025	P-001-000086928-06	N/A

CRYPTOCURRENCY EXCLUSION RIDER

It is agreed that:

A.	The attached bond is amended by adding to Section 2. EXCLUSIONS - CONDITIONS AND LIMITATIONS, the following:

loss resulting directly or indirectly from the theft, disappearance or destruction of Cryptocurrency or from the change in value of Cryptocurrency.

B.	The attached bond is amended by adding to the bond CONDITIONS AND LIMITATIONS, Section 1. DEFINITIONS the following:

Cryptocurrency means a digital or electronic medium of exchange, operating independently of a central authority, in which encryption techniques are used to regulate the generation of units and to verify the transfer of such units from one person to another.

All other provisions of the bond remain unchanged.

SR 6343 0321	Page 1 of 1

EVEREST ELEVATION ® INVESTMENT MANAGEMENT INSURANCE POLICY DECLARATIONS

THIS IS A CLAIMS MADE AND REPORTED POLICY APPLICABLE ONLY TO CLAIMS FIRST MADE DURING THE POLICY PERIOD, OR, IF APPLICABLE, THE EXTENDED REPORTING PERIOD AND REPORTED PURSUANT TO THE TERMS HEREIN. AMOUNTS INCURRED AS CLAIM EXPENSES SHALL REDUCE THE LIMIT OF LIABILITY AVAILABLE TO PAY LOSS, INCLUDING JUDGMENTS OR SETTLEMENTS, AND SHALL ALSO BE APPLIED AGAINST THE APPLICABLE RETENTION. THIS POLICY DOES NOT PROVIDE ANY DUTY OR OBLIGATION ON THE PART OF THE INSURER TO DEFEND THE INSUREDS.

PLEASE READ THE ENTIRE POLICY CAREFULLY AND DISCUSS THE COVERAGE HEREUNDER WITH YOUR INSURANCE AGENT OR BROKER.

NAMED INSURED AND ADDRESS	INSURER
ITEM 1	(hereinafter, “Insurer”)
Reaves Utility Income Fund 1700 Broadway, Suite 1850 Denver, CO 80290	Everest National Insurance Company Warren Corporate Center 100 Everest Way Warren, NJ 07059 (for Claims - Att: Casualty Claims Department)
POLICY NUMBER	PRODUCER
IMIP000264-251 Renewal of: IMIP000264-241	Marsh USA, Inc. 1166 Avenue of the Americas, 37th Floor New York, NY 10036

ITEM 2	POLICY PERIOD: FROM March 24, 2025 TO March 24, 2026
12:01 A.M. LOCAL TIME AT THE ADDRESS OF THE NAMED INSURED SHOWN ABOVE

ITEM 3	AGGREGATE LIMIT OF LIABILITY for all Loss for all Coverage(s) (including Claim Expenses): $10,000,000

Coverage is only provided if marked “X” next to the Insuring Agreement described below. If any of the coverages described below are left blank or “N/A” is indicated, such Insuring Agreement, and any other reference thereto is deleted from the policy.

ITEM 4	SECTION I - INSURING AGREEMENTS

		Selected (Mark “X”)	Limit	Retention
A.	INVESTMENT ADVISER PROFESSIONAL LIABILITY	N/A	N/A	N/A
B.	INVESTMENT ADVISER MANAGEMENT LIABILITY	N/A	N/A	N/A
C.	INVESTMENT FUND MANAGEMENT AND PROFESSIONAL LIABILITY	X	$10,000,000	$150,000
D.	THIRD PARTY CYBER LIABILITY	N/A	N/A	N/A

IML-CWF001A-2 0622	©Everest Reinsurance Company, 2022	Page 1 of 3

ITEM 5	SECTION II - COVERAGE ENHANCEMENTS
		Limit	Retention	Coinsurance
A.	PRE-CLAIM EXPENSES	$10,000,000	*See Section II.A.2 of the Policy	Not Applicable
B.	CORRECTION COSTS	$10,000,000	$150,000	0%
C.	MOCK AUDIT FEES	$8,806.50	Not Applicable	Not Applicable
D.	SHAREHOLDER DERIVATIVE DEMAND	$500,000	Not Applicable	Not Applicable
	INVESTIGATION COSTS (Sublimit)
E.	FREEDOM COSTS	$10,000,000	Not Applicable	Not Applicable
F.	ASSET PROTECTION COSTS		Not Applicable	Not Applicable
	1. Each Insured Person	$50,000
	2. All Asset Protection Costs	$250,000
G.	PR COSTS		Not Applicable	Not Applicable
	1. Each Publication Event	$50,000
	2. All Publication Events	$250,000
H.	UK CORPORATE MANSLAUGHTER COSTS	$50,000	Not Applicable	Not Applicable

ITEM 6	SECTION II.H ADDITIONAL LIMITS OF LIABILITY
		Limit
A.	INDEPENDENT DIRECTORS	$1,000,000
B.	CHIEF COMPLIANCE OFFICERS	$1,000,000

ITEM 7	PENDING OR PRIOR LITIGATION DATE:	02/24/2004

ITEM 8	POLICY PREMIUM:	$88,065

ITEM 9	EXTENDED REPORTING PERIOD:

	Additional Premium:	TBD of the Annualized Premium

	Additional Period:	One Year

ITEM 10	RETROACTIVE DATE FOR CYBER SECURITY WRONGFUL ACT: N/A

ITEM 11	NEW FUND ASSET THRESHOLD:	25%

IML-CWF001A-2 0622	©Everest Reinsurance Company, 2022	Page 2 of 3

ITEM 12	NEW ENTITY ASSET THRESHOLD:	35%

ITEM 13	NOTICE TO INSURER:

Notice of Claims or Potential Claims:	All Other Notices:
Casualty Claims Department Everest National Insurance Company Warren Corporate Center 100 Everest Way Warren, NJ 07059 everestnationalnjclaim@everestre.com Fax: (866) 283-4856	Casualty Underwriting Department Everest National Insurance Company Warren Corporate Center 100 Everest Way Warren, NJ 07059

ITEM 14	FORMS AND ENDORSEMENTS APPLICABLE TO THIS POLICY ON THE DATE THIS POLICY IS ISSUED: See attached Schedule of Forms/Endorsements

THIS DECLARATIONS PAGE, TOGETHER WITH THE APPLICATION, INVESTMENT MANAGEMENT INSURANCE POLICY AND ENDORSEMENTS, IF ANY, COMPLETE THE ABOVE NUMBERED POLICY.

IML-CWF001A-2 0622	©Everest Reinsurance Company, 2022	Page 3 of 3

SCHEDULE OF FORMS/ENDORSEMENTS

Named Insured	Policy Number	Policy Period	Writing Company	Endorsement Effective Date
Reaves Utility Income Fund	IMIP000264-251	03/24/2025 – 03/24/2026	Everest National Insurance Company	03/24/2025

Form Name	Form Number		Endorsement No.
Everest Elevation Investment Management Insurance Policy	IML-CWF100A-1 0218
In Witness	EIL-CWF001A-1 0319
Cap On Losses From Certified Acts Of Terrorism	EIN-CWF102A-1 0118	1
(Colorado) Cancellation And Nonrenewal	EIL-COF100A-1 0118	2
(Colorado) Extended Reporting Period	IML-COF103A-1 0218	3
Colorado Amendatory Right To Claim Information	IML-COF102A-1 0218	4
Pending Or Prior Litigation Exclusion (Split Limits)	IML-CWF338A-1 0218	5
Advisory Notice Regarding Trade Or Economic Sanctions	EIL-CWN010A-1 1020

EIL CWF002A-1 0319	©Everest Reinsurance Company, 2019

EVEREST ELEVATION® INVESTMENT MANAGEMENT INSURANCE POLICY

THIS IS A CLAIMS-MADE AND REPORTED POLICY WHICH COVERS CLAIMS FIRST MADE DURING THE POLICY PERIOD, OR, IF APPLICABLE, THE EXTENDED REPORTING PERIOD, AND REPORTED TO THE INSURER PURSUANT TO THE TERMS HEREIN.

THIS POLICY DOES NOT PROVIDE ANY DUTY OR OBLIGATION ON THE PART OF THE INSURER TO DEFEND THE INSUREDS. AMOUNTS INCURRED AS CLAIM EXPENSES WILL REDUCE THE LIMIT OF LIABILITY AVAILABLE TO PAY LOSS, INCLUDING JUDGMENTS OR SETTLEMENTS, AND WILL ALSO BE APPLIED AGAINST THE RETENTION.

PLEASE READ THE ENTIRE POLICY CAREFULLY AND DISCUSS THE COVERAGE GRANTED HEREUNDER WITH YOUR INSURANCE AGENT OR BROKER.

In consideration of the payment of the premium and in the reliance upon all information provided to and statements made to the Insurer, including those statements in the Application, which is made part hereof and deemed attached hereto, and subject to all terms, conditions and limitations of the Policy, including those in the Declarations, which is made part hereof, the Insurer and the Named Insured, on behalf of all Insureds, agree as follows:

All definitions are in Section XXIII – DEFINITIONS below.

SECTION I – INSURING AGREEMENTS

A.	INVESTMENT ADVISER PROFESSIONAL LIABILITY

The Insurer will pay on behalf of the Insureds any Loss for which the Insureds become legally obligated to pay on account of any Claim for a Wrongful Act in rendering or failing to render Professional Services, first made against the Insured during the Policy Period or the Extended Reporting Period, if applicable.

B.	INVESTMENT ADVISER MANAGEMENT LIABILITY

1.	INSURED PERSON LIABILITY

The Insurer will pay on behalf of an Insured Person any Loss not indemnified by an Insured Entity that such Insured Person is legally obligated to pay on account of any Claim for a Wrongful Act first made against such Insured Person during the Policy Period or the Extended Reporting Period, if applicable.

2.	INDEMNIFICATION OF INSURED PERSON

The Insurer will pay on behalf of an Insured Entity any Loss indemnified by an Insured Entity that an Insured Person is legally obligated to pay on account of any Claim for a Wrongful Act first made against such Insured Person during the Policy Period or the Extended Reporting Period, if applicable.

3.	INVESTMENT ADVISER LIABILITY

The Insurer will pay on behalf of the Insured Entity any Loss that an Insured Entity is legally obligated to pay on account of any Claim for a Wrongful Act first made against such Insured Entity during the Policy Period or the Extended Reporting Period, if applicable.

C.	INVESTMENT FUND MANAGEMENT AND PROFESSIONAL LIABILITY

1.	INSURED PERSON LIABILITY

The Insurer will pay on behalf of an Insured Person of an Investment Fund any Loss not indemnified by an Investment Fund that such Insured Person is legally obligated to pay on account of any Claim for a Wrongful Act first made against such Insured Person during the Policy Period or the Extended Reporting Period, if applicable.

2.	INDEMNIFICATION OF INSURED PERSON

The Insurer will pay on behalf of an Investment Fund any Loss indemnified by an Investment Fund that an Insured Person is legally obligated to pay on account of any Claim for a Wrongful Act first made against such Insured Person during the Policy Period or the Extended Reporting Period, if applicable.

IML-CWF100A-1 0218	©Everest Reinsurance Company, 2018	Page | 1

3.	FUND LIABILITY

The Insurer will pay on behalf of an Investment Fund any Loss that an Investment Fund is legally obligated to pay on account of any Claim for a Wrongful Act in rendering or failing to render Professional Services first made against such Investment Fund during the Policy Period or the Extended Reporting Period, if applicable.

D.	THIRD PARTY CYBER LIABILITY

The Insurer will pay on behalf of an Insured any Loss that such Insured becomes legally obligated to pay on account of any Claim for a Cyber Security Wrongful Act first made against such Insured during the Policy Period or the Extended Reporting Period, if applicable, first occurring after the Retroactive Date specified in ITEM 10 of the Declarations.

SECTION II – COVERAGE ENHANCEMENTS

A.	PRE-CLAIM EXPENSES

If the Insured gives notice to the Insurer in accordance with Section IV.4 of the Policy (“Noticed Matter”), and if a Claim is subsequently made against an Insured arising out of such Noticed Matter, then any reasonable fees (including attorneys’ fees, experts’ fees, document production costs and e-discovery costs) and expenses (other than wages, salaries, fees or benefits of any Insured Person) incurred by an Insured in the investigation, defense, or appeal of the Noticed Matter, shall qualify as Claim Expenses, subject to the Aggregate Limit of Liability referenced in ITEM 5 of the Declarations, which shall be part of and not in addition to the Aggregate Limit of Liability referenced in ITEM 3 of the Declarations, subject to the following:

1.	coverage will apply only to such Claim Expenses incurred on or after the date the Insured provides written notice to the Insurer of the Noticed Matter and prior to the time such Noticed Matter rises to the level of a Claim;

2.	such Claims Expenses shall be applied towards the exhaustion of any remaining retention for the Claim or, if the retention has been exhausted, shall be deemed covered Loss under the policy;

3.	this coverage shall not be deemed to waive any of the Insurer’s rights hereunder or limit or affect the Insureds’ rights to receive coverage for Loss incurred following the making of a Claim; and

4.	coverage as provided herein shall not include Derivative Investigation Costs, Correction Costs, Claim Expenses incurred in connection with any Inquiry or any investigation of an Insured.

B.	COST OF CORRECTIONS

The Insurer shall reimburse the Insured for all Correction Costs incurred by or on behalf of the Insured to mitigate or correct direct monetary damage to a customer or client of an Investment Adviser, or a shareholder or unitholder of an Investment Fund, arising out of a Wrongful Act, provided that:

1.	such Wrongful Act first occurs either during the Policy Period or within thirty (30) days prior to the effective date of the Policy Period;

2.	such Wrongful Act is reported to the Insurer during the Policy Period:

A.	in accordance with Section IV.4 of the Policy; and

B.	within thirty (30) business days after the chief executive officer, chief financial officer, Risk Manager or General Counsel, or any person in equivalent positions, first discovers the Wrongful Act;

3.	such Wrongful Act arises in the ordinary course of the Insured’s rendering of or failure to render Professional Services, and if not corrected, would most likely result in a Claim by a customer or client of an Investment Adviser or a shareholder or unitholder of an Investment Fund for Loss covered by this Policy; and

4.	if the Insurer determines that it lacks sufficient information to make a decision as to coverage, then the Insureds shall have no recourse under this Policy against the Insurer until the Insurer determines that sufficient information has been provided or until an actual Claim has been filed under this Policy.

Coverage provided herein will not extend to any Correction Costs otherwise covered by reason of this extension based upon, arising from, or in any way related to:

a.	any Wrongful Act known by the Insured more than 30 days prior to the inception of this Policy;

IML-CWF100A-1 0218	©Everest Reinsurance Company, 2018	Page | 2

b.	any Wrongful Act for which the Insured would not be liable pursuant to any contractual provision defining the scope of the Insured’s liability or providing protection from liability including, without limitation, any applicable exculpatory provision;

c.	any wire or electronic transfer of funds;

d.	any contractual obligation to a customer or client of the Insured guaranteeing any rate of return or the fulfillment of any minimum performance standards;

e.	any diminution in value of the money, securities, property or any other ITEM of value, unless caused by a Wrongful Act of an Insured in the rendering or failure to render Professional Services;

f.	the loss of money, securities or other property in the custody or control of the Insured; or

g.	the failure of any Computer System, any Denial of Service Attack any transmission of Malicious Code, or Privacy Event.

Any Claim subsequently arising out of a Wrongful Act noticed to the Insurer under this section shall be deemed first made for purposes of this Policy when such notice under this section is given to the Insurer.

Coverage provided herein shall be subject to the Limit of Liability set forth in ITEM 5.B of the Declarations, which shall be part of, and not in in addition to, the Aggregate Limit of Liability in ITEM 3 of the Declarations. Coverage provided herein shall be excess of the cost of corrections retention amount set forth in ITEM 5.B of the Declarations.

C.	MOCK AUDIT EXPENSE COVERAGE

If the Insured elects to conduct any Mock Audits, the Insurer will reimburse the Insured for all Mock Audit Fees it incurs, provided that:

1.	total reimbursement for all Mock Audit Fees incurred shall be subject to the Sublimit of Liability as shown in ITEM 5.C of the Declarations, which amount shall be part of the Aggregate Limit of Liability referenced in ITEM 3 of the Declarations, and

2.	the Insured shall submit the invoices for the unpaid Mock Audit Fees to the Insurer during the Policy Period and the Insurer shall make payment to the Insured of such Mock Audit Fees within forty-five (45) days of receipt of the invoices.

D.	SHAREHOLDER DERIVATIVE DEMAND INVESTIGATION COSTS COVERAGE

The Insurer will pay on behalf of an Insured all Derivative Investigation Costs resulting from a Shareholder Derivative Demand first received by such Insured during the Policy Period or the Extended Reporting Period, if applicable, and reported to the Insurer pursuant to Section IV.1, for Wrongful Acts committed by an Insured Person, subject to the Sublimit of Liability as shown in ITEM 5.D of the Declarations.

E.	EXECUTIVE PROTECTION COVERAGE

Loss shall include the following provided they arise out of a Claim against an Insured Person:

1.	Freedom Costs;

2.	Asset Protection Costs;

3.	PR Costs; and

4.	UK Corporate Manslaughter Act Costs;

and such Costs shall be provided subject to the respective Limits of Liability shown in ITEM 5 of the Declarations, which shall be part of and not in addition to the Aggregate Limit of Liability shown in ITEM 3 of the Declarations.

F.	NON-PARTY REQUEST COVERAGE

Solely with respect to the coverage provided by Section I.C.1 and I.C.2, the Insurer will pay on behalf of an Independent Director all reasonable fees, costs and expenses consented to by the Insurer, such consent not to be unreasonably withheld or delayed, and incurred by such Independent Director in responding to a Non-Party Request first received by the Independent Director during the Policy Period and reported to the Insurer in accordance with Section IV.3 of the Policy.

IML-CWF100A-1 0218	©Everest Reinsurance Company, 2018	Page | 3

G.	DIGITAL ADVISER TECHNOLOGY SERVICES

Solely with respect to the coverage provided by Section I.A., the Insurer will also pay on behalf of the Insureds any Loss for which the Insureds become legally obligated to pay on account of any Claim for a Wrongful Act in rendering or failing to render Digital Adviser Technology Services, first made against the Insured during the Policy Period or the Extended Reporting Period, if applicable. Such coverage for Digital Adviser Technology Services shall be subject to the Aggregate Limit of Liability as shown in ITEM 4.A. of the Declarations.

H.	ADDITIONAL LIMITS OF LIABILITY

1.	The Insurer shall provide an Additional Limit of Liability dedicated for all Independent Directors as shown in ITEM 6.A of the Declarations, which is in addition to and not part of, the Aggregate Limit of Liability as shown in ITEM 3 of the Declarations. Such Additional Limit of Liability shall be excess of all other valid and collectible insurance specifically excess of this Policy, and such excess insurance must be completely exhausted by payment of Loss thereunder before the Insurer shall have any obligation to make any payment on account of this Additional Limit of Liability dedicated for Independent Directors.

2.	The Insurer shall provide an Additional Limit of Liability dedicated for all Chief Compliance Officers as shown in ITEM 6.B of the Declarations, which is in addition to and not part of, the Aggregate Limit of Liability as shown in ITEM 3 of Declarations. Such Additional Limit of Liability shall:

A.	only apply to Loss for Claims against a Chief Compliance Officer by an Enforcement Unit that specifically targets such Chief Compliance Officer regarding the adoption and implementation of written policies and procedures to prevent violation of the law pursuant to Rule 206(4)-7 of the Investment Advisors Act of 1940, Rule 38a-1 of the Investment Company Act of 1940 and/or Section 4s(k) of the Commodities Exchange Act, or any similar law, including, without limitation, a foreign equivalent of any of the foregoing;

B.	be excess of all other valid and collectible insurance specifically excess of this Policy; and

C.	only apply after such excess insurance is completely exhausted by payment of Loss thereunder before the Insurer shall have any obligation to make any payment on account of this Additional Limit of Liability dedicated for Chief Compliance Officers.

I.	OUTSIDE POSITION LIABILITY

Subject to this Policy’s other terms and conditions, Sections I.B.1, I.B.2, I.C.1 and I.C.2 shall include coverage for an Insured Person serving in an Outside Position. Such coverage will be specifically excess of any valid and collectible indemnification and insurance available, provided, permitted or required to be provided by the Outside Entity in which the Insured Person serves in the Outside Position.

If, during or prior to the Policy Period, an Insured Person ceases serving in their Outside Position at an Outside Entity, then coverage will continue with respect to such Outside Position, subject to the Policy’s other terms and conditions, but only with respect to Wrongful Acts actually or allegedly occurring prior to the time such Insured Person ceased serving in their Outside Position capacity at the Outside Entity.

SECTION III – EXCLUSIONS

The Insurer will not be liable to make payment for any Loss in connection with that portion of any Claim made against any Insured:

A.	CONDUCT

based upon, arising out of or attributable to:

1.	the gaining of any personal profit, remuneration, or financial advantage to which the Insured was not legally entitled; or

2.	any criminal or deliberately fraudulent act, error or omission by the Insured or any willful violation of any law, statute or regulation;

if evidenced by a final, non-appealable adjudication in the underlying proceeding other than a proceeding initiated by the Insurer, provided that:

A.	Section III.A.1 above, shall not apply to Compensation Clawback Costs or that portion of any Claim alleging violations of Sections 11, 12, or 15 of the Securities Act or 1933, as amended, or violations of the Investment Advisors Act of 1940, as amended;

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B.	with respect to III.A.2 above, any acts or omissions which are treated as criminal violations in a foreign jurisdiction that are not treated as criminal violations in the United States of America, the imposition of a criminal fine or other criminal sanction in such foreign jurisdiction will not, by itself, be conclusive proof that a criminal or deliberately fraudulent act occurred.

B.	PRIOR NOTICE

based upon, arising out of or attributable to any facts, circumstance, situation, Wrongful Act or Interrelated Wrongful Act which has been the subject of any written notice given prior to inception of this Policy and accepted under any management or professional liability insurance policy or other equivalent insurance policy to this Policy.

C.	BODILY INJURY AND PROPERTY DAMAGE

for bodily injury (other than mental anguish or emotional distress), sickness, disease or death of any person, or damage to or destruction of any property including the loss of its use; provided however, that this exclusion does not apply to UK Corporate Manslaughter Costs, a Securities Claim, or Loss in connection with that portion of any Claim based upon, arising out of or attributable to the rendering of, or failure to render Professional Services.

D.	LIBEL, SLANDER AND OTHER TORTS

for any libel, slander, defamation, disparagement, malicious prosecution, false arrest, detention, or imprisonment, or invasion of any right of privacy or wrongful entry or eviction; provided however that this exclusion does not apply to Loss in connection with that portion of any Claim based upon, arising out of, or attributable to, the rendering of, or failure to render Professional Services, or that portion of any Claim under Section I.D, for invasion of any right of privacy based upon or arising out of a Cyber Security Wrongful Act.

E.	PENDING OR PRIOR LITIGATION

based upon, arising out of or attributable to any demand, suit or other proceeding against any Insured which was pending against an Insured and of which the Insured received notice prior to the Pending or Prior Litigation Date shown in the ITEM 7 of the Declarations, or arising out of the same or substantially the same facts, circumstances or allegations which are the subject of, or the basis for, such demand, suit or other proceeding.

F.	POLLUTION

based upon, arising out of or attributable to:

1.	the actual, alleged or threatened discharge, dispersal, seepage, migration, release or escape of Pollutants at any time;

2.	any request, demand, order or statutory or regulatory requirement that any Insured or others test for, monitor, clean up, remove, contain, treat, detoxify or neutralize, or in any way respond to, or assess the effects of, Pollutants; or

3.	a Claim brought by or on behalf of any governmental authority for damages because of testing for, monitoring, cleaning up, removing, containing, treating, detoxifying or neutralizing, or in any way responding to, or assessing the effects of, Pollutants.

provided, however that this exclusion does not apply to a Securities Claim or Loss incurred by an Insured Person for which an Insured Entity is not permitted or required to indemnify or is financially unable to indemnify.

G.	ERISA

for an actual or alleged violation of any of the responsibilities, obligations or duties imposed by the Employee Retirement Income Security Act of 1974, solely with respect to any employee benefit plan, pension benefit plan or welfare benefit plan maintained for the benefit of the employees of an Insured Entity; provided this exclusion shall not apply to Loss in connection with that portion of any Claim brought against an Insured in their capacity as an Investment Adviser to the funds within any sponsored plans.

H.	INSURED ENTITY V. INSURED

brought or maintained by or on behalf of any Insured Entity; provided however, this exclusion does not apply to:

1.	a Claim brought by or on behalf of an Investment Adviser or Investment Fund where, in the written opinion of independent legal counsel, the failure to make such Claim would most likely result in liability upon the Executives of such entity, provided such legal counsel will be selected by and at the expense of the Insured, subject to the consent of the Insurer, which will not be unreasonably withheld or delayed;

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2.	a Claim that is a derivative action brought by or on behalf of an Insured Entity if the Claim is brought and maintained without the solicitation or active assistance or participation of any Insured or if the only such solicitation, assistance or participation by the Insureds is: (i) solely pursuant to, or in compliance with, a subpoena or similar legal process, (ii) protected pursuant to Section 806 of the Sarbanes-Oxley Act of 2002 or any similar whistleblower statute, or (iii) in cooperation with a proceeding commenced by an Enforcement Unit;

3.	a Claim brought by or on behalf of a bankruptcy or insolvency trustee, examiner, receiver, similar official or creditors or audit committee of an Insured, or any assignee of such trustee, examiner, receiver or similar official or creditors or audit committee or by or on behalf of an Insured Entity in its capacity as a debtor-in-possession;

4.	a Claim brought by or on behalf of an Advisory Board Member to the extent such Claim is brought in his or her capacity as a security holder of an Insured Entity, whether directly or derivatively, so long as such Claim is brought and maintained without the solicitation or material assistance or participation of any other Insured who does not otherwise qualify as an Insured solely as a result of being an Advisory Board Member;

5.	a Claim brought by or on behalf of an Insured Entity brought and maintained in any non-common law jurisdiction outside the United States;

6.	a Claim brought by an Insured against another Insured for contribution or indemnity, provided such Claim directly results from another Claim covered under this Policy;

7.	a Claim against any Independent Directors; or

8.	any Claim Expenses incurred by Insured Persons for which an Insured Entity is not permitted or required to indemnify or is financially unable to indemnify.

I.	CONTRACTUAL LIABILITY

for any actual or alleged liability of the Insured Entity under any express or implied, oral or written contract or agreement regardless as to whether such liability is direct or assumed; provided however, that this exclusion does not apply to:

1.	the extent that the Insured would have been liable in the absence of such contract or agreement;

2.	any Claim based upon the rendering of, or failure to render Professional Services;

3.	any Claim alleging a breach of any Governing Documents; or

4.	Claim Expenses.

J.	EMPLOYMENT PRACTICES

for a Wrongful Employment Act or Third Party Wrongful Act.

K.	OTHER VIOLATIONS OF LAW

based upon, arising out of or attributable to any actual or alleged violation of:

1.	any federal, state, or local law governing social security benefits, unemployment insurance, unemployment compensation, workers’ compensation, retirement benefits, disability insurance, Family and Medical Leave Act of 1993 (FMLA) or any similar federal, state or local law or regulation; or

2.	(i) the Occupation al Safety and Health Act (OSHA); (ii) the Patient Protection and Affordable Care Act; (iii) the Consolidated Omnibus Budget Reconciliation Act of 1985 (COBRA); (iv) the National Labor Relations Act (NLRA); (v) the Racketeering Influenced and Corrupt Organizations Act; (vi) the Federal False Claims Act; (vii) the Worker Adjustment and Retraining Notification Act (WARN); or (viii) any similar federal, state, local or foreign statutory law, common law, rule or regulation.

L.	WAGE AND HOUR

based upon, arising out of or attributable to any actual or alleged violation of:

1.	the Fair Labor Standards Act (except the Equal Pay Act);

2.	the Wage Payment and Collection Act or any other federal, state or local law, rule or regulation concerning wage and hour practices, including, but not limited to, off-the-clock work, failure to provide rest or meal periods, failure to pay overtime, failure to reimburse expenses, improper classification of employees as exempt, non-exempt or as independent contractors or failure to timely pay wages; or

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3.	any conversion, unjust enrichment, violation of any antitrust law or unfair business practices, based upon, arising out of or in connection with paragraphs 1 or 2 of this subsection.

M.	INTELLECTUAL PROPERTY

based upon, arising out of or attributable to a violation of any intellectual property rights or laws, including copyright, title slogan, patent, service mark, service name, trade dress, trade name, trade secret, trademark; provided however, this exclusion shall not apply to Loss in connection with that portion of any Claim that alleges an inadvertent disclosure of a trade secret by any Insured related to a Cyber Security Wrongful Act.

N.	INVESTMENT BANKING, UNDERWRITING, BROKER OR DEALER

based upon, arising out of or attributable to:

1.	the rendering or failure to render advice or other services to clients of any Insured in connection with any banking or investment banking services, including but not limited to any advice in connection with corporate mergers, acquisitions, restructurings, divestitures, issuance of securities, market maker activity, syndication, or similar activities; provided however, this exclusion shall not apply to Loss under Section I.A for the Insured Entity’s activities of managing securities portfolios, giving financial advice or investment management services relating to or in connection with investing in securities of entities that are involved in any merger, acquisition, restructuring or divestiture, as long as the Insured Entity is not a participant in such transaction;

2.	any Insured’s activities as an investment banker, broker or dealer, or directly or indirectly controlling, underwriting, offering to sell, selling or distributing any security, underwriting debt or equities; provided however, this exclusion shall not apply to distribution of Investment Fund securities by an internal fund distributor; or

3.	the inability of any banking firm, broker or dealer to make any payment or settle or effect any transaction.

O.	CYBER

solely with respect to Section I.D, for a Cyber Security Wrongful Act, or in connection with the provision of Digital Adviser Technology Services, the following exclusions shall also apply:

1.	based upon, arising out of, or is attributable to any System Breach, Denial of Service Attack or Privacy Event of which an Insured could have reasonably foreseen would lead to a Claim prior to the Inception Date of this Policy, provided however, that no Wrongful Act of any Employee who acts outside the scope of his or her employment shall be imputed to any other Insured Person.

2.	based upon, arising out of, or is attributable to any electrical or mechanical failures or interruption, including but not limited to any electrical disturbance, surge, spike, brownout or blackout, and outages to gas, water, telephone, cable, satellite, telecommunications or other infrastructure;

3.	based upon, arising out of, or is attributable to any interruption, suspension, failure or outage of any component of the internet, including without limitation any hardware or software infrastructure supporting the internet;

4.	based upon, arising out of, or is attributable to fire, smoke, explosion, lightning, wind, water, flood, earthquake, volcanic eruption, tidal wave, landslide, hail, act of God or any other physical event, however caused;

5.	based upon, arising out of, or is attributable to the loss, transfer of theft of monies, securities or tangible property in the care, custody or control of the Insured;

6.	based upon, arising out of, or is attributable to:

i.	the monetary value of any transaction or change in value of any account, including but not limited to, electronic funds transfers, trading losses, or trading liabilities; or

ii.	losses, liabilities, or lost opportunities connected with any types of purchase or sale transactions or other dealing in securities, commodities, derivatives, foreign or Federal funds, currencies, foreign exchange, and the like;

7.	based upon, arising out of, or is attributable to the Insured’s intentional failure to disclose the loss of Private Information in violation of any law or regulation;

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For the purpose of determining the applicability of any exclusion, the Wrongful Act or facts pertaining to, or knowledge of an Insured Person will not be imputed to any other Insured Person and only the Wrongful Act, facts pertaining to or knowledge of the Named Insured’s chief executive officer or chief financial officer or their functional equivalent, will be imputed to such Insured Entity.

SECTION IV – NOTICE

1.	As a condition precedent to their rights under this Policy, the Insureds will give to the Insurer written notice of any Claim as soon as practicable after the general counsel or chief financial officer of the Named Insured or their functional equivalent, first become aware of such Claim, but in no event later than ninety (90) days after the expiration of the Policy Period or Extended Reporting Period, if applicable. Notwithstanding the foregoing, a failure to provide notice as soon as practicable shall not preclude coverage under the Policy unless the Insurer has been materially prejudiced by such failure.

2.	If an Insured elects to seek coverage for an Inquiry, such Insured shall give written notice of the Inquiry to the Insurer no later than ninety (90) days after the expiration of the Policy Period or Extended Reporting Period, if applicable.

3.	The Insured shall provide written notice of any Non-Party Request, Freedom Event, Publication Event, or receipt of an Asset Protection Order, no later than the expiration of the Policy Period or Extended Reporting Period, if applicable.

4.	If during the Policy Period or the Extended Reporting Period, if applicable, any Insured first becomes aware of a Wrongful Act or circumstance that may reasonably be expected to give rise to a Claim against an Insured, and gives written notice to the Insurer of such potential Claim during the Policy Period or the Extended Reporting Period, if applicable, including:

a.	a description of the specific Wrongful Act or circumstance, including all relevant dates;

b.	the names of the persons and/or entities involved in the potential Claim, including the names of the potential claimants;

c.	particulars as to the reasons for anticipating a Claim which may result from such specific Wrongful Act or circumstance; and

d.	the manner in which the Insured first became aware of the specific Wrongful Act or circumstance;

then any Claim subsequently made against any Insured arising out of such specific Wrongful Act or circumstance will be deemed to be a Claim first made during the Policy Period or Extended Reporting Period, if applicable, in which such specific Wrongful Act or circumstance was first reported to the Insurer.

5.	Except as otherwise provided in this Policy, all notices under any provision of this Policy will be in writing and given by prepaid express courier, certified mail, email or fax properly addressed to the appropriate party. Notice to the Insureds may be given to the Named Insured at the address as shown in ITEM 1 of the Declarations. Notice to the Insurer shall be given to the respective address as shown in ITEM 13 of the Declarations. Notice given as described under this Section will be deemed to be received and effective upon actual receipt thereof by the addressee or one day following the date such notice is sent, whichever is earlier, subject to proof of transmittal.

SECTION V - LIMIT OF LIABILITY, RETENTION AND SINGLE CLAIMS

Limit of Liability

1.	The Insurer’s maximum aggregate liability under this Policy for all Loss on account of all Claims covered under Section I.A, Section I.B, Section I.C, and Section I.D, and all other Loss covered under the Policy, combined, except with respect to Section II.H, is the Aggregate Limit of Liability shown in ITEM 3 of the Declarations.

2.	Each Limit of Liability or Sublimit of Liability shown in ITEM 5 of the Declarations is the Insurer’s maximum aggregate liability under this Policy for each such Limit or Sublimit which shall be part of, and not in addition to, the Aggregate Limit of Liability shown in ITEM 3 of the Declarations.

3.	The Insurer’s maximum aggregate liability for all Loss incurred by each Independent Director and/or each Chief Compliance Officer on account of all Claims under the Additional Limit of Liability in Section II.H, shall be the separate limits as shown in ITEM 6.A and ITEM 6.B of the Declarations, respectively, which are in addition to and not part of the Aggregate Limit of Liability shown in ITEM 3 of the Declarations.

4.	Claim Expenses are part of and not in addition to the Aggregate Limit of Liability shown in ITEM 3 of the Declarations, and the payment by the Insurer of Claim Expenses reduces such Limit of Liability. If the applicable Limit of Liability is exhausted by the Insurer’s payment of Loss, the Insurer will have no further obligations or liability of any kind under this Policy and any obligations shall be completely fulfilled and extinguished. Except as provided in Section XIII (Priority of Payment), the Insurer is entitled to pay Loss as it becomes due and payable by the Insureds, without consideration of other future payment obligations.

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5.	The Limit of Liability for any Extended Reporting Period, if applicable, shall be part of and not in addition to the applicable Aggregate Limit of Liability shown in ITEM 3 of the Declarations.

Retention

1.	The Insurer’s liability under Section I with respect to Loss on account of each Claim, will apply only to that part of Loss which is excess of the applicable retentions shown in ITEM 4 of the Declarations.

2.	The Insurer’s liability under Section II.B for Loss of Correction Costs on account of each Wrongful Act will apply only to that part of Loss which is excess of the retention shown in ITEM 5.B of the Declarations.

3.	The Insurer shall recognize payment of any retention applicable under the Policy, by any Excess/DIC insurer(s) of an Insured Person if applicable, or any other source, up to the respective applicable retention amount, as satisfaction of such retention.

4.	No retention will apply to Loss covered under Section I.B.1, Section I.C.1, Derivative Investigation Costs, Mock Audit Fees, or for Claims made against an Insured Person in his or her capacity in an Outside Position.

5.	If a single Claim is subject to multiple retention amounts, each applicable retention will be applied separately to each part of such Claim, but the maximum total retention amount applicable to such Claim will not exceed the largest applicable retention.

Related Claims/Inquiries

1.	All Related Claims will be deemed a single Claim and only one retention shall apply to such single Claim. Such single Claim will be deemed to be first made on the date the earliest of such Related Claims was first made against any Insured regardless of whether such date is before or during the Policy Period, provided that if the earliest of such Related Claims is first made during the Policy Period or Extended Reported Period, if applicable, then the subsequent Related Claim shall be deemed first made at the same time as the earlier Related Claim, only if the Insured provides notice to the Insurer of the subsequent Related Claim as soon as practicable after the general counsel or chief financial officer of the Named Insured or their functional equivalent, first becomes aware of such Claim.

2.	All Related Inquiries, will be deemed a single Inquiry and only a single retention shall apply to such single Inquiry. Such single Inquiry shall be deemed first made at the time the earliest of such Related Inquiries received by the Insured, was first reported to the Insurer, regardless of whether such date is before or during the Policy Period; provided that: (i) if the earliest of such Related Inquiries is first reported during the Policy Period or Extended Reported Period, if applicable, then the subsequent Related Inquiry shall be deemed first made at the same time as the earlier Related Inquiry, only if the Insured provides notice to the Insurer of the subsequent Related Inquiry as soon as practicable after the general counsel or chief financial officer of the Named Insured or their functional equivalent, first becomes aware of such subsequent Related Inquiry; and (ii) this Policy shall not cover any Claims Expenses incurred in connection with any Inquiry before such Inquiry is reported to the Insurer in accordance with Section IV.2 of the policy.

3.	With respect to coverage under Section II.B, all Correction Costs incurred arising out of the same Wrongful Act and all subsequent Interrelated Wrongful Acts, will be deemed a single Wrongful Act, and only one retention shall apply to such Wrongful Act.

SECTION VI – DEFENSE, SETTLEMENT & ALLOCATION

1.	The Insured must defend and contest any Claim made against them. The Insurer does not assume any duty to defend any Claim under this Policy. However, the Insured will not offer to settle or settle any Claim or admit or assume any liability, stipulate to any judgment or incur any Claim Expenses with respect to any Claim without the Insurer’s prior written consent, such consent not to be unreasonably withheld or delayed. Only those settlements, stipulated judgments and Claim Expenses which have been consented to by the Insurer will be recoverable as Loss under the terms and conditions of this Policy. However, if the Insured is able to fully and finally settle all Claims in their entirety, which are subject to a single retention, for an aggregate amount including Claim Expenses not exceeding fifty percent (50%) of such retention, the Insurer’s consent will not be required for the settlement of such Claims.

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2.	The Insurer will have the right and will be given the opportunity to make any investigation it deems necessary and to effectively associate with the Insureds in the investigation, defense and settlement, including, but not limited to, the negotiation of a settlement, of any Claim that is or reasonably could be covered in whole or in part by this Policy. The Insureds agree to provide the Insurer with all information, assistance and cooperation which the Insurer reasonably requests, and agree that in the event of a Claim the Insureds will do nothing that will prejudice the Insurer’s position or its potential or actual rights of recovery. The failure of any Insured to cooperate and provide information in accordance with this Section shall not impair the rights of any Insured Person.

3.	The Insurer will advance Claim Expenses in excess of the retention on a current basis, but no later than sixty (60) days after receipt by the Insured of proper documentation and invoices of such Claim Expenses. Any advancement of Claim Expenses will be repaid to the Insurer by the Insureds severally according to their respective interests if, and to the extent, it is finally determined between the Insurer and the Insureds that the Insureds are not entitled under the terms and conditions of this Policy to coverage for such Claim Expenses. Subject to all other terms and conditions of this Policy, the Insurer is entitled to pay Loss as it becomes due and payable to the Insureds without consideration of other future payment obligation.

4.	If in any Claim the Insureds incur both Loss covered by this Policy and loss not covered by this Policy, either because a Claim against the Insured includes both covered and uncovered matters or covered and uncovered parties, then the Insureds and the Insurer agree to use their best efforts to determine a fair and proper allocation of covered Loss.

5.	If the Insurer and the Insureds cannot agree on the allocation of Claim Expenses:

a.	the Insurer will advance that portion of the Claim Expenses which the Insurer believes to be covered under this Policy until a different allocation is negotiated, arbitrated or judicially determined; and

b.	in any arbitration, suit or other proceeding, no presumption will exist concerning what is a fair and reasonable allocation.

Any negotiated, arbitrated or judicially determined allocation of Claim Expenses on account of any Claim will be applied retroactively to all Claim Expenses on account of such Claim, notwithstanding any prior advancement to the contrary. Any allocation or advancement of Claim Expenses on account of a Claim will not apply to or create any presumption with respect to the allocation of other Loss on account of such Claim.

6.	The Insurer will cooperate in good faith with the Insureds to preserve the privileged status of any such information the Insureds provide, including if reasonable, entering into a joint defense, non-disclosure or other similar agreement with the Insured.

SECTION VII – CHANGE IN EXPOSURE

1.	Newly Created, Sponsored or Acquired Investment Funds

If during the Policy Period an Insured Entity, in its capacity as such, forms, organizes, sponsors, acquires or manages for the first time a pooled investment vehicle that would otherwise fit the definition of Investment Fund under this Policy (“New Fund”) and such New Fund’s assets under management are less than the New Fund Asset Threshold Percentage referenced in ITEM 11 of the Declarations, which is based on the total of all the assets under management of all Investment Funds as of the effective date of this Policy, then such New Fund and its Insured Persons shall be deemed Insureds under this Policy.

If such New Fund’s assets under management equal or exceed the stated New Fund Asset Threshold Percentage in ITEM 11 of the Declarations, such New Fund and its Insured Persons shall be deemed Insureds under this Policy for a period of ninety (90) days from the date of the initial offering of such New Fund or until the end of the Policy Period, if there are less than ninety (90) days left in the Policy Period and the Policy is not renewed.

The Insurer may, in its sole discretion, provide coverage for such New Fund and its Insured Persons beyond the initial ninety (90) day period referenced above, until the end of the Policy Period, if within the initial ninety (90) day period the Named Insured gives written notice to the Insurer of the formation, organization, sponsorship, acquisition or management of the New Fund and provides any information reasonably required by the Insurer, including any additional premium, within thirty (30) days thereafter. Such coverage, if provided, may be under either existing or amended coverage terms and conditions. If the Insurer declines to offer such coverage or if the Named Insured fails to give such notice within the time specified herein, fails to provide the information required by the Insurer, or fails to pay the additional premium within the time required by the Insurer, then coverage for such New Entity shall terminate at the end of the initial ninety (90) day period.

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In all instances, with respect to Claims for any New Fund, coverage will apply only to Wrongful Acts taking place after such formation, organization, sponsorship or management of such new funds.

2.	Newly Created or Acquired Entities

If during the Policy Period a Named Insured in its capacity as such directly or indirectly:

a.	acquires or creates another entity (other than one that is an Investment Fund), which as a result of such acquisition or creation becomes an Affiliate, or Subsidiary; or

b.	acquires another entity by merger or consolidation with an Insured Entity (other than one that is an Investment Fund), such that the Insured Entity is the surviving entity;

and such other entity’s (“New Entity”) assets are less than the stated New Entity Asset Threshold Percentage in ITEM 12 of the Declarations, which is based on the total consolidated assets of each and every Insured Entity as of the effective date of this Policy, then such New Entity and its Insured Persons shall be deemed Insureds under this Policy. The Insurer agrees to automatically extend coverage for any such New Entity, and to waive any additional premium, written notice or information due for such new entity for the remainder of the Policy Period.

If such New Entity’s assets exceed the stated New Entity Asset Threshold Percentage in ITEM 12 of the Declarations, such New Entity and its Insured Persons shall be deemed Insureds under this Policy for a period of ninety (90) days from the date an Insured Entity first had Management Control of such New Entity or until the end of the Policy Period, if there are less than ninety (90) days left in the Policy Period and the Policy is not renewed. The Insurer may, in its sole discretion, provide coverage for such New Entity and its Insured Persons beyond the initial ninety (90) day period reference above, until the end of the Policy Period, if within the initial ninety (90) day period the Named Insured gives written notice of such acquisition or creation to the Insurer and provides any information reasonably required by the Insurer, including any additional premium, within thirty (30) days thereafter. Such coverage, if provided, may be under either existing or amended coverage terms and conditions. If the Insurer declines to offer such coverage or if the Named Insured fails to give such notice within the time specified herein, fails to provide the information required by the Insurer, or fails to pay the additional premium within the time required by the Insurer, then coverage for such new entity and its Insured Persons shall terminate at the end of the initial ninety (90) day period.

In all instances, with respect to Claims for any New Entity, coverage will apply only to Wrongful Acts taking place after such acquisition or creation of such New Entity.

3.	Acquisition of the Named Insured

If during the Policy Period the Named Insured consolidates with, merges into, or sells all or substantially all of its assets to any person, entity or affiliated group of persons or entities acting in concert such that the Named Insured is not the surviving entity, or any person, entity or affiliated group of persons or entities acting in concert shall acquire Management Control of a Named Insured (any of such events being a “Transaction”), then coverage under this Policy will continue until the end of the Policy Period, but only apply with respect to Claims for Wrongful Acts taking place prior to the effective date of such Transaction.

4.	Cessation of Investment Fund, Affiliate, or Subsidiary

If before or during the Policy Period an Investment Fund, Affiliate, or Subsidiary ceases to qualify as an Insured Entity, coverage with respect to such Insured Entity and its Insured Persons will continue until termination of this Policy or the expiration of the Extended Reporting Period, if applicable; provided, coverage will apply only to Wrongful Acts taking place prior to the effective date of such cessation.

SECTION VIII – ESTATES, LEGAL REPRESENTATIVES, SPOUSES AND DOMESTIC PARTNERS

Subject to all terms, conditions and limitations of the Policy, coverage under this Policy shall extend to any Claim made against:

1.	The estates, heirs, legal representatives or assigns of any Insured Person or assigns of any Insured Person who is deceased, or against the legal representatives or assigns of any Insured Person who is incompetent or bankrupt;

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2.	The spouse or Domestic Partner of an Insured Person to the extent the Claim seeks recovery from marital community property, jointly held property or property transferred from the Insured Person to the spouse or Domestic Partner; and

3.	Any trust or other such entities used for estate planning purposes or any other estate planning or wealth management, maintained by or for the benefit of such Insured Person or his or her estate, heirs, spouse, children, domestic partner;

If, in the absence of such death, incompetence or bankruptcy, such would otherwise have been insured by this Policy, but only for a Claim arising solely out of their status as such, and only to the extent that any of the foregoing is subject to a Claim by reason of a Wrongful Act by an Insured Person.

SECTION IX – EXTENDED REPORTING PERIOD

If the Insurer or the Named Insured terminates or refuses to renew this Policy other than for nonpayment of premium, the Named Insured will have the right, upon payment of the additional premium as shown in ITEM 9 of the Declarations, to an extension of the coverage granted by this Policy for the Extended Reporting Period as shown in ITEM 9 of the Declarations immediately following the effective date of such termination or non-renewal, but only for Wrongful Acts taking place prior to the effective date of such termination or non-renewal. This right of extension will lapse unless written notice of such election, together with payment of the additional premium, is given by the Named Insureds to the Insurer within thirty (30) days following the effective date of termination or nonrenewal. The Extended Reporting Period is not cancellable by the Insurer and the entire additional premium for the Extended Reporting Period will be deemed fully earned at inception of the Extended Reporting Period.

SECTION X – INDIVIDUAL EXTENDED REPORTING PERIOD

If the Named Insured is entitled to but does not elect an Extended Reporting Period as described in Section IX, then the Insured Person(s) shall have the right to jointly purchase an Extended Reporting Period as shown in ITEM 9 of the Declarations, but such Extended Reporting Period shall only apply to Loss that is not indemnified by an Insured Entity, and only for Wrongful Acts taking place prior to the effective date of such termination or non-renewal. The Extended Reporting Period shall only apply to those Insured Person(s) who have affirmatively elected such Extended Reporting Period in writing to the Insurer. Only one Extended Reporting Period and only one Aggregate Limit of Liability shall apply under the Policy for all Insured Persons, combined, for all Claims in the aggregate, who elected coverage pursuant to this paragraph. This right of extension will lapse unless written notice of such election, together with payment of the additional premium, is given by the Insured Person(s) to the Insurer within sixty (60) days following the effective date of termination or nonrenewal. In connection with electing this Extended Reporting Period, the Insurer shall be entitled to underwrite the exposure and to extend an offer on whatever terms, conditions, and limitations the Insurer deems appropriate; provided, however the additional premium required shall not exceed the amount set forth in ITEM 9 of the Declarations.

SECTION XI – PRESUMPTIVE INDEMNIFICATION, REPRESENTATIONS AND SEVERABILITY

Presumptive Indemnification and Advancement

This Policy has been issued with the understanding and agreement that each Insured Entity agrees to provide indemnification to any Insured Person to the fullest extent permitted by any Governing Documents of the Insured Entity at the time the Claim is made. The Governing Documents of an Insured Entity shall be deemed to provide indemnification to the fullest extent permitted by law.

If an Insured Entity or Outside Entity fails or refuses to indemnify or advance covered Loss to an Insured Person within sixty (60) days of the an Insured Person’s written request for such indemnification or advancement, including but not limited to, due to Financial Insolvency, then, upon the Insured Person reporting the Claim pursuant to Section IV of this Policy, the Insurer will pay such Loss, or pursuant to Section VI.3, advance such Claim Expenses. If the Insurer pays as Loss any indemnification or advancement owed to any Insured Person by any Insured Entity or Outside Entity within the applicable retention, then the Insured Entity or Outside Entity shall reimburse the Insurer for such amounts which shall become immediately due and payable as a direct obligation of the Insured Entity or Outside Entity to the Insurer. In no event shall any such advancement by the Insurer relieve any Insured Entity or Outside Entity of any duty it may have to provide advancement, payment or indemnification to any Insured Person.

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Representations & Severability

The Insureds represent and acknowledge that the representations and information contained in the Application are true and accurate, are the basis of this Policy and are to be considered as incorporated into and constituting a part of this Policy. This Policy is issued in reliance upon the truth and accuracy of such representations and information.

If the Application contains any misrepresentations that were either made with the intent to deceive or which materially affect either the acceptance of the risk or the hazard assumed by the Insurer under this Policy, then the Policy shall not cover Loss on account of any Claim based upon, arising out of or resulting from any misrepresentations with respect to:

1.	any Insured Person under Section I.B.1, I.C.1 or I.D, to the extent such Insured Person knew, prior to the Policy Period, the facts that were not accurately and completely disclosed in the Application;

2.	any Insured Entity under Section I.B.2, I.C.2 or I.D, to the extent such Insured Entity indemnifies, or will indemnify, an Insured Person who knew, prior to the Policy Period, the facts that were not accurately and completely disclosed in the Application; and

3.	any Insured Entity under Section I.B.3, I.C.3 or I.D, if the Named Insured’s chief executive officer or chief financial officer or their functional equivalent, knew prior to the Policy Period, the facts that were not accurately and completely disclosed in the Application;

whether or not such Insured Person knew the Application contained such inaccurate or incomplete statements. The knowledge of an Insured Person will not be imputed to any other Insured Person for purposes of this subsection. Only the knowledge of the Named Insured’s chief executive officer or chief financial officer or their functional equivalent shall be imputed to the Insured Entity.

Non-Rescindable Coverage

It is agreed that the Insurer shall not rescind or void, in whole or in part, any coverage under this Policy for any reason.

SECTION XII – OTHER INSURANCE

If any Loss resulting from any Claim is insured by any other valid and collectible management or professional liability insurance policy, investment fund liability insurance policy or equivalent insurance policy issued to any Insured, then this Policy will apply only in excess of the amount of the deductibles, retentions and limits of liability under such other policy whether such other policy is stated to be primary, contributory, excess, contingent or otherwise, unless such other policy is written specifically excess of this Policy. This Policy is primary to any personal director’s liability, Independent Director’s liability or personal umbrella policy of an Insured Person.

SECTION XIII – PRIORITY OF PAYMENT

In the event a liquidation or reorganization proceeding is commenced by or against an Insured Entity, pursuant to the United State Bankruptcy Code, as amended, or any similar state, local or foreign law, then the Insurer will pay such Loss, subject to the applicable Limits of Liability, in the following priority:

a.	first, the Insurer will pay Loss which is incurred by an Insured Person that is not indemnified by an Insured Entity;

b.	second, only after payment of Loss has been made pursuant to subparagraph a. above and to the extent that any amount of the Limit of Liability shall remain available, pay all Loss of an Insured Person which has been indemnified by or paid by an Insured Entity; and

c.	third, the Insurer will pay all other Loss covered under the Policy.

Subject to the foregoing, the Insurer shall, upon receipt of a written request from the Named Insured, delay any payment of Loss due and owing to an Insured Entity until such time as the Named Insured designates, provided the Insurer’s liability with respect to any such delayed Loss payment shall not be increased, and shall not include any interest, on account of such delay.

The bankruptcy or insolvency (voluntary or involuntary) of any Insured shall not relieve the Insurer of any of its obligations to prioritize payment of covered Loss under this Policy.

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SECTION XIV – TERRITORY, VALUATION AND CURRENCY

This Policy will apply to Claims made against the Insureds anywhere in the world where legally permissible. All monetary amounts under this Policy are expressed and payable in the currency of the United States. If judgment is rendered, settlement is denominated or another element of Loss under this Policy is stated in currency other than United States dollars, payment under this Policy will be made in United States dollars at the rate of exchange published in the Wall Street Journal on the date the judgment becomes final or payment of the settlement or other element of Loss is due.

SECTION XV – AUTHORIZATION CLAUSE

By acceptance of this Policy, except with respect to Section X, the Named Insured agrees to act on behalf of the Insureds with respect to giving and receiving notices of Claim or termination, paying premiums and receiving any return premiums that may become due under this Policy, agreeing to endorsements and giving or receiving notices provided for in this Policy, and the Insureds agree that the Named Insured will act on this behalf with respect to all such matters. Notwithstanding the foregoing, the Insured Person(s) may act for themselves when exercising their right to jointly purchase an Extended Reporting Period in accordance with Section X of this Policy, and when giving notice of any Claim made against the Insured Person(s) during said Extended Reporting Period.

SECTION XVI – BANKRUPTCY

Bankruptcy or insolvency of any Insured or of their estates will not relieve the Insurer of any of the Insurer’s obligations under this Policy, nor deprive the Insurer of any of the Insurer’s rights or defenses under this Policy.

Coverage provided under this Policy is intended to protect and benefit an Insured Person. In the event of an Insured Entity bankruptcy or other proceeding commenced against an Insured Entity pursuant to the United States Bankruptcy Code, as amended, or any similar federal, state or local law, the Insureds hereby agree, with regard to a covered Claim hereunder, (i) not to oppose or object to any efforts by the Insurer or any Insured to obtain relief from any stay or injunction applicable to the proceeds of the Policy as a result of the commencement of such proceeding and (ii) waive and release any automatic stay or injunction to the extent it may apply in such proceeding to the proceeds of this Policy under such bankruptcy law.

SECTION XVII – CANCELLATION AND NONRENEWAL

Cancellation

The Named Insured may cancel this Policy by mailing or delivering to the Insurer advance written notice of cancellation; provided however, the Named Insured may not cancel this Policy after the effective date of the acquisition of the Named Insured as described in Section VII.3 of this Policy. In the event a Named Insured cancels this Policy, the Insurer shall retain the pro-rata premium.

The Insurer may cancel this Policy only for nonpayment of premium. In such event, the Insurer will mail or deliver to the Named Insured written notice of cancellation at least thirty (30) days before the effective date of cancellation. Any notice of cancellation will state the effective date of cancellation. The Policy Period will end on that date.

Payment of any unearned premium by the Insurer shall not be a condition precedent to the effectiveness of cancellation, but such payment shall be made as soon as practicable. The cancellation will be effective even if a premium refund has not been made or offered.

Nonrenewal

If the Insurer decides not to renew this Policy, the Insurer will mail or deliver to the Named Insured written notice of nonrenewal, stating the reasons thereof, at least sixty (60) days prior to the end of the Policy Period. The offer of renewal terms, conditions, premiums or limits different from those in effect prior to renewal by the Insurer or any affiliate of the Insurer will not constitute a nonrenewal.

The Insurer shall send all notices required under this Section to the Named Insured at the address in ITEM 1 of the Declarations, and by mail or electronic mail to this Policy’s broker of record, if any. Proof of mailing will be sufficient proof of notice.

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SECTION XVIII – SUBROGATION

The Insurer shall be subrogated to all of the Insureds’ rights of recovery regarding any payment of Loss under this Policy. The Insureds shall do everything reasonably necessary to secure and preserve such rights, including, without limitation, the execution of any documents necessary to enable the Insurer to effectively bring suit in the name of the Insureds. The Insureds shall do nothing to prejudice the Insurer’s position or any rights of recovery. The Insurer shall not subrogate against any Insured Person.

SECTION XIX – ALTERATION, ASSIGNMENT AND HEADINGS

No change in, modification of or assignment of interest under this Policy will be effective unless made by a written endorsement to this Policy. The titles and headings to the various sections, subsections and endorsements of this Policy are included solely for ease of reference, and do not in any way limit, expand or otherwise affect the provisions or existence of such sections or endorsements.

SECTION XX – NO ACTION AGAINST INSURER

No action will lie against the Insurer unless, as a condition precedent, there will have been full compliance with all terms and conditions of this Policy. No person or organization will have the right under this Policy to join the Insurer as a party to any action against any Insured to determine the liability of the Insured, nor will the Insurer be impleaded by the Insureds or their legal representatives in any such action.

SECTION XXI – STATE AMENDATORY INCONSISTENCY

It is agreed that to the extent there is an inconsistency between any terms and/or conditions of the Policy or any endorsement thereto, and an endorsement to this Policy which is labeled as a state amendatory endorsement, then to the extent permitted by law, the Insurer will apply those terms and conditions that are more favorable to the Insured.

SECTION XXII – RECOVERY OF LIMITS

In the event the Insurer recovers amounts paid under this Policy, the Insurer will reinstate the limit of liability of this Policy to the extent of such recovery, less its costs incurred in administering and obtaining such recovery. The Insurer assumes no duty to seek a recovery of any amounts paid under this Policy.

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DEFINITIONS

SECTION XXIII – DEFINITIONS

A.	Advisory Board Member means any natural person who is a past, present or future member of any board or committee, other than a board of directors or board of managers, formed pursuant to the Governing Documents of an Insured Entity.

B.	Affiliate means any entity under Management Control, directly or indirectly, through one or more intermediaries:

1.	that is a direct or indirect general partner or managing member of an Investment Fund;

2.	that is an investment adviser, investment manager or other management company that renders Professional Services;

3.	that is a blocker, feeder or other similar vehicle of any Investment Fund specifically created for the purpose of collecting or distributing funds to investors in such Investment Fund;

4.	that monitors, liquidates, dissolves or winds down an Investment Fund; or

5.	by any persons who are the senior managing directors, principals, partners or members of the Named Insured, so long as such entity is also under common Management Control with the Named Insured;

provided that Affiliate shall not include an Outside Entity.

C.	Application means:

1.	all materials and information, including all signed applications and any materials attached thereto or incorporated therein, submitted by or on behalf of the Insureds to the Insurer in connection with the Insurer underwriting this Policy; and

2.	all publicly available documents filed by the Insured Entity with the Securities and Exchange Commission during the twelve (12) months preceding inception of this Policy.

D.	Asset Protection Costs means reasonable fees, costs and expenses consented to by the Insurer, such consent not to be unreasonably withheld or delayed, and incurred by an Executive to oppose an Asset Protection Order or to obtain the discharge or revocation of any such Asset Protection Order.

E.	Asset Protection Order means any government order to seize or enjoin the sale or transfer of an Executive’s personal assets or real property first received by the Executive during the Policy Period.

F.	Chief Compliance Officer means any natural person appointed pursuant to Rule 206(4)-7 under the Investment Advisors Act of 1940, Rule 38a-1 of the Investment Company Act of 1940 and/or Section 4s(k) of the Commodities Exchange Act as the chief compliance officer of an Insured Entity, or an equivalent position to the foregoing in a foreign jurisdiction, in his or her capacity as such.

G.	Claim means:

1.	a written demand for monetary damages or non-monetary (including injunctive) relief from any Insured commenced by the Insured’s receipt of such demand, including, without limitation, a demand to toll or waive the running of the statute of limitations;

2.	a civil proceeding against any Insured, including, without limitation, a civil action, arbitration, or alternative dispute resolution proceeding, commenced by the filing of a summons, complaint, demand for arbitration, request for mediation, or similar document;

3.	a criminal proceeding against any Insured commenced by the receipt of a search warrant or arrest warrant against any Insured, the return of an indictment, or the receipt of a letter identifying such Insured as the “target” of a grand jury investigation (as defined in Title 9, § 11.151 of the United States Attorneys’ Manual);

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4.	a Securities Claim;

or the functional or foreign equivalent of paragraphs 1 through 4 above, including any appeal therefrom; provided that a Claim under paragraphs 1-4 above, shall not provide coverage for any investigation of an Insured;

5.	any civil, criminal, administrative, or regulatory investigation of an Insured commenced by the service upon or other receipt by such Insured of a formal order of investigation, Wells Notice, subpoena or “target” letter (within the meaning of Title 9, 11.151 of the United States Attorney’s Manual), where such Insured is identified by name by an Enforcement Unit as a person or entity against whom a proceeding described in paragraphs 1- 4 above may be commenced, or the functional or foreign equivalent of such investigation;

6.	an Inquiry, provided that the Inquiry shall be deemed a Claim only if the Insured elects to provide written notice to the Insurer of such Inquiry pursuant to Section IV.2; provided, that Inquiry shall not include any routine or regularly scheduled regulatory or internal supervision, inspection, industry sweep, compliance, review, examination, production or audit, including any request for mandatory information from an Enforcement Unit , conducted in an Insured Entity’s and/or Enforcement Unit’s normal review or compliance process;

7.	an official request for the Extradition of any Insured Person or the execution of a warrant for the arrest of any Insured Person where such execution is an element of Extradition.

H.	Claim Expenses means that part of a Loss consisting of reasonable fees (including attorneys’ fees, mediators’ fees, arbitrators’ fees, experts’ fees, document production fees and e-discovery fees), costs and expenses (other than wages, salaries, fees or benefits of any Insured Person) incurred by the Insured in the investigation, defense, or appeal of a Claim, including the premium for appeal, attachment or similar bonds (without any obligation by the Insurer to apply for or furnish such bonds), or at the Insurer’s request to assist the Insurer in investigating a Claim.

Claim Expenses shall also mean reasonable fees, costs and expenses incurred through legal counsel and consented to by the Insurer, such consent not to be unreasonably withheld or delayed, resulting from an Insured Person lawfully:

A.	opposing, challenging, resisting or defending against any request for or any effort to obtain the Extradition of that Insured Person; or

B.	appealing any order or other grant of Extradition of that Insured Person.

I.	Clean-Up Costs mean any amount incurred to test for, monitor, clean up, remove, contain, treat, detoxify or neutralize Pollutants.

J.	Compensation Clawback Costs means the reasonable fees, costs, and expenses (including the premium or origination fee for a loan or bond) incurred by an Insured Person to investigate or defend any Claim pursuant to, or to facilitate the return of amounts required to be paid by such Insured Person pursuant to, Section 304(a) of the Sarbanes-Oxley Act of 2002 or Section 954 of the Dodd-Frank Act of 2010, or any rules, regulations or policies pursuant to such Sections; provided that Compensation Clawback Costs do not include the payment, return, reimbursement, disgorgement or restitution of any such amounts requested or required to be paid by such Insured Person pursuant to such sections, rules, regulations or policies.

K.	Computer System means computer hardware, software or any components thereof that are owned or leased, and operated by any Insured and are linked together through a network of two or more devices accessible through the Internet, internal network or connected with data storage or other peripheral devices.

L.	Confidential Information means, with respect to an organization, any information held by the Insured:

1.	that is subject to any form of confidentiality agreement or confidentiality provision in a contract or agreement between a third party and the Insured Entity; or

2.	any non-public information which was provided to the Insured in confidence.

M.	Controlling Shareholder means any Insured that directly or indirectly controls or allegedly controls an Insured Entity within the definition of Section 15 of the Securities Act of 1933, as amended, Section 20(a) of the Securities and Exchange Act of 1934, as amended, Section 48 of the Investment Company Act of 1940, as amended, the Investment Advisors Act of 1940, as amended or any other applicable statute, rule, regulation or similar law (whether common or statutory) or any foreign equivalent of the foregoing concerning controlling shareholder liability.

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N.	Correction Costs means all reasonable costs and other Loss incurred by the Insured to mitigate or correct direct monetary damage to a customer or client of an Insured.

O.	Cyber Security Wrongful Act means any actual or alleged act, error, omission, neglect, or breach of duty by an Insured that results in a System Breach, Denial of Service Attack or Privacy Event.

P.	Denial of Service Attack means a malicious attack by a third-party which is designed to slow, deny or interrupt access to a Computer System.

Q.	Derivative Investigation Costs means reasonable fees (including attorney’s fees and expert’s fees), costs and expenses (other than wages, salaries, fees, benefits, overhead expenses or other compensation of an Insured Person) incurred by the Insured Entity (including its Board of Directors, or equivalent management body, or any committee thereof) in investigating or evaluating on behalf of the Insured Entity the claims alleged in a Shareholder Derivative Demand.

R.	Digital Adviser Technology Services means:

1.	the analysis, design, implementation and integration of automated portfolios and the formulation of investment recommendations on such platform;

2.	the development and programming of investment technology supporting the automated portfolios;

3.	the supervision and oversight of an automated electronic platform;

4.	the supervision and oversight of compliance programs, marketing, formulation of investment recommendations, and disclosure relating to conflicts of interest in providing Digital Adviser Technology Services referenced in paragraphs 1-3 above; or

5.	the unintentional breach of a contractual obligation to perform any of the Digital Adviser Technology Services referenced in paragraphs 1-4 above;

S.	Domestic Partner means any natural person qualifying as a domestic partner under the provisions of any applicable federal, state or local law or under the provisions of any formal program established by the Insured Entity.

T.	Employee means any natural person who is a past, present or future:

1.	employee of an Insured Entity, whether such employee is an officer or is in a supervisory, management, co-worker, subordinate or other position, including any part-time, seasonal, leased or temporary employee or volunteer; or

2.	Independent Contractor or leased or loaned employee; provided such person shall be deemed an Employee of such Insured Entity only if, and to the extent that, an Insured Entity provides or will provide indemnification to such person.

U.	Enforcement Unit means any federal, state, local or foreign law enforcement authority or other investigative, administrative, regulatory or governmental authority (including but not limited to, the U.S. Department of Justice, the U.S. Securities and Exchange Commission and any attorney general), or the enforcement unit of any securities or commodities exchange or similar self-regulatory organization (including, but not limited to, the New York Stock Exchange, NASD and the American Stock Exchange).

V.	Executive means any natural person who is a past, present or future:

1.	acting (if at the request or direction of an Insured Entity) or duly elected or appointed director, managing director, delegate director, alternate director, director emeritus, shadow director, officer, trustee, trust manager, manager, managing member, managing partner, general partner, managing principal, principal, president, vice-president, Advisory Board Member, governor, chairman, chief executive officer, chief investment officer, chief operating officer, chief financial officer, chief administrative officer, or member of a board of directors or board of managers of an Insured Entity;

2.	a duly elected or appointed in-house risk manager, in-house general counsel, associate general counsel, chief legal officer, Chief Compliance Officer or any employee of the legal or compliance department of an Insured Entity; or

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3.	with respect to an Insured Entity incorporated outside the United States, the functional or foreign equivalent of any of the foregoing positions.

W.	Extended Reporting Period means the period of coverage as shown in ITEM 9 of the Declarations.

X.	Extradition means any formal process by which an Insured Person located in any country is or is sought to be surrendered to any other country for trial, or otherwise to answer any criminal accusation.

Y.	Financial Insolvency means the status of the Insured Entity resulting from:

1.	the appointment of any receiver, conservator, liquidator, trustee, rehabilitator or similar official to control, supervise, manage, liquidate or wind-down the Insured Entity;

2.	the Insured Entity becoming a debtor-in-possession; or

3.	the functional or foreign equivalent of paragraphs 1 and 2 above.

Z.	Freedom Costs means reasonable fees, costs, and expenses consented to by the Insurer, such consent not to be unreasonably withheld or delayed, and incurred by an Executive to seek their lawful release in connection with a Freedom Event. Freedom Costs shall include the premium for a bond or similar instrument (provided the Insurer shall have no obligation to apply for or furnish such appeal) to guarantee any contingent obligation ordered by a court that are incurred or required outside the United States of America during the Policy Period, if such premiums arise out of an actual or alleged Wrongful Act of the Insured Person.

AA.	Freedom Event means the arrest or confinement of an Executive in their capacity, by or on behalf of a governmental law enforcement authority to a specific residence or secure custodial premises.

BB.	Governing Documents means the limited partnership agreement, limited liability company agreement, operating agreement, investment advisory agreement, investment management agreement, subscription agreement, offering memorandum, separate indemnification agreement, certificate or articles of incorporation, charter or by-laws of an Insured Entity, or the functional or foreign equivalent of any of the foregoing.

CC.	Independent Contractor means any consultant or independent contractor who is working for the Insured Entity pursuant to a written contract or agreement which governs the nature of such person’s engagement.

DD.	Independent Director means any:

1.	past, present or future director or trustee of an Investment Company who is not an “interested person” of such within as defined in Section 2(a)(19) of the Investment Company Act of 1940, as amended, and/or any natural person; or

2.	past, present, or future director of a Private Fund who is an “independent director” as defined by Section 303A.02, Independence Test, of the New York Stock Exchange Listed Company Manual, provided that the Private Fund is comprised of a majority of directors meeting this definition.

EE.	Inquiry means:

1.	a civil, criminal, administrative, or regulatory investigation or inquiry of an Insured Person by an Enforcement Unit, commenced by the Insured Person’s receipt of a subpoena, Wells Notice, target letter (within the meaning of Title 9, §11.151 of the U.S. Attorney’s Manual), formal order of investigation, civil investigative demand, notice of charges, order to show cause, search warrant, S.E.C. Form 1661 or 1662, or other similar document, or the functional or foreign equivalent thereof;

2.	a written request or demand of an Insured Person by an Enforcement Unit for an interview, meeting, sworn testimony or documents in connection with the business of the Insured Entity, or in connection with such Insured Person in his or her capacity as such;

3.	a written request or demand of an Insured Person by an Insured Entity (including its board of directors or any committee of its board of directors) for an interview, meeting, sworn testimony or documents in connection with: (i) a Security Holder Derivative Demand, or (ii) an investigation of an Insured Entity by an Enforcement Unit;

Inquiry shall not include any routine or regularly scheduled regulatory or internal supervision, inspection, compliance, review, examination, production or audit, industry sweep, including any request for mandatory information from an Enforcement Unit, conducted in an Insured Entity’s and/or Enforcement Unit’s normal review or compliance process or any subpoena received by an Insured as a non-party witness.

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FF.	Insured means the Insured Person and the Insured Entity.

GG.	Insured Entity means the Named Insured, its Subsidiaries, any Affiliate, and:

1.	with respect to coverage provided by Sections I.A and I.B, any Investment Adviser and its Subsidiaries; or

2.	with respect to coverage provided by Section I.C, any Investment Fund;

including in the event of a bankruptcy proceeding instituted by or against any of the foregoing entities, the resulting debtor in possession or functional or foreign equivalent. Insured Entity shall not include any Portfolio Company.

HH.	Insured Person means any person who is a past, present or future:

1.	Executive;

2.	Employee; or

3.	any one or more natural persons described in paragraphs 1 and 2 above, while serving in an Outside Position.

II.	Interrelated Wrongful Acts means any and all Wrongful Acts that have as a common nexus any fact, circumstance, situation, event, transaction, cause or series of causally or logically connected facts, circumstances, situations, events, transactions or causes.

JJ.	Investment Adviser means any Insured Entity that is:

1.	an investment adviser as defined in Section 2(a)(20) of the Investment Company Act of 1940, as amended;

2.	registered as an investment adviser under the Investment Advisors Act of 1940;

3.	directly or indirectly, a general partner, managing general partner, managing member, investment manager, managing general shareholder, special shareholder or Controlling Shareholder of an Investment Adviser; or

4.	specifically named as an Investment Adviser in an endorsement to this Policy;

and that renders Professional Services to others pursuant to a written contract defining the scope of such services and the compensation paid thereto.

KK.	Investment Company means an entity, including open-end mutual funds, closed-end funds, exchange traded funds, unit investment trusts, business trusts and/or trust and any series or portfolio of such that issues securities and is engaged in the business of investing, reinvesting or trading in securities, and is:

1.	defined as an “investment company” under Section 3 of the Investment Company Act of 1940; or

2.	specifically named as an Investment Company in an endorsement to this Policy.

LL.	Investment Fund means any Investment Company or Private Fund.

MM.	Loss means the amount any Insured becomes legally obligated to pay as a result of a covered Claim, including but not limited to damages (including punitive, exemplary and multiple damages), judgments, settlements, Claim Expenses, Compensation Clawback Costs, Plaintiff Fees, and any award of pre-judgment and post-judgment interest with respects to covered damages, judgments or settlements.

Loss includes:

1.	solely with respect to Section II, Correction Costs, Mock Audit Fees, Derivative Investigation Costs, Freedom Costs, PR Costs, Asset Protection Costs and UK Corporate Manslaughter Act Costs, and costs incurred in responding to a Non-Party Request;

2.	civil fines and penalties assessed against an Insured Person: (i) pursuant to the Foreign Corrupt Practices Act Sections 15 U.S.C. §78dd-2(g)(2)(B)), or 15 U.S.C. §78ff- (c)(2)(B); or (ii) pursuant to Section 11(1)(a) of the United Kingdom Bribery Act of 2010, Chapter 23;

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3.	taxes imposed upon any Insured Persons in their capacity as such solely as a result of bankruptcy, receivership, conservatorship or liquidation of an Insured Entity: and

4.	solely with respect to Section II.H.2, civil fines or penalties imposed upon a Chief Compliance Officer pursuant to the Investment Company Act of 1940, the Investment Advisors Act of 1940, the Commodities Exchange Act, or any foreign equivalent.

The insurability of such punitive, exemplary or multiple damages and civil fines and penalties shall be determined under the internal laws of any applicable jurisdiction most favorable to the Insureds, including without limitation the jurisdiction in which the Insured Entity, the Insured Persons, the Insurer, this Policy or such Claim is located; provided that Loss shall not include any taxes, fines or penalties assessed or imposed against an Insured Person as a result of such Insured Person’s intentional or willful misconduct.

Loss (other than Claim Expenses) does not include any of the following:

a.	any amount for which the Insureds are absolved from payment by reason of any covenant, agreement or court order;

b.	taxes, fines and penalties imposed by law, other than as referenced in paragraphs MM.2 and MM.3 above;

c.	matters uninsurable under the law pursuant to which this Policy is construed; provided that, with respect to a Securities Claim, the Insurer will not assert that any amount attributable to violations of Sections 11, 12, 15 or 17 of the Securities Act of 1933, as amended, is uninsurable, and subject to all other terms, conditions and exclusions of this Policy, shall treat such actual or alleged violations of Section 11, 12, 15 and 17, as Loss under the Policy.

d.	Clean-Up Costs;

e.	any amount that represents the return of fees, charges, commissions, or other compensation paid to an Insured;

f.	any amount representing the amount by which the price or consideration paid or proposed to be paid for the acquisition or completion of the acquisition of all or substantially all of the ownership in, or assets of an entity was inadequate, except with respect to Claim Expenses and coverage under Section I.B1 and I.C.1;

g.	any actual or alleged funding obligations including but not limited to any principal, interest, commissions, fees (including termination fees or break-up fees), or other monies paid, committed, accrued, due or otherwise owed or any combination thereof, as a result of any express or implied promise to purchase, invest in, contribute, lend or provide money to a Portfolio Company, prospective Portfolio Company or investment vehicle, or as a result of any actual or proposed equity purchase, equity investment or equity contribution, acquisition, or loan or extension of credit; or

h.	damages, settlements or judgments resulting from an allegation that any Insured interfered with an employment contract, non-disclosure or non-compete agreement related to an employment contract of a Portfolio Company;

NN.	Malicious Code means unauthorized, corrupting, or harmful software code, or malware, including but not limited to computer viruses, Trojan horses, keystroke loggers, cookies, spyware, adware, worms, and logic bombs.

OO.	Management Control means the status of an entity during the period when the Insured Entity:

1.	Directly or indirectly owns or controls more than fifty percent (50%) of the outstanding securities, assets, financial interests or voting rights representing the present right to vote for the election of the general partners, managing members, directors or functional or foreign equivalent executives of such entity;

2.	Has the right, pursuant to the Governing Documents of such entity, to elect or appoint a majority of the general partners, managing members, directors or functional or foreign equivalent executives of such entity; or

3.	Has the power to direct or cause the direction of the management and policies of an entity, whether through ownership, by contract, power of attorney or otherwise.

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PP.	Mock Audit means any mock audit examination conducted during the Policy Period.

QQ.	Mock Audit Fees means the reasonable fees, costs and expenses of the compliance firm retained by the Named Insured and approved by the Insurer prior to the Mock Audit (such approval not to be unreasonably withheld or delayed), to conduct a Mock Audit, and/or to implement any corrective or preventative action recommended by the compliance firm in its written audit report following such Mock Audit.

RR.	Non-Party Request means any subpoena or request made upon an Independent Director, in his or her capacity as such, to appear as a non-party witness in a lawsuit, arbitration or other legal proceeding.

SS.	Named Insured means the organization designated in ITEM 1 of the Declarations.

TT.	Outside Entity means any:

1.	organization chartered or operated as a non-profit entity;

2.	Portfolio Company; or

3.	entity listed as an Outside Entity by written endorsement to the Policy.

UU.	Outside Position means any position held by an Insured Person in an Outside Entity, if service in such position is at the request, direction or with the consent of an Insured Entity.

VV.	Plaintiff Fees means the reasonable plaintiff attorney fees and/or costs consented to by the Insurer, such consent not to be unreasonable withheld, and incurred by an Insured that are awarded by the court in a final, non-appealable judgment or are included in the terms of any court approved settlement.

WW.	Policy Period means the period of time as shown in ITEM 2 of the Declarations, subject to its earlier cancellation or termination.

XX.	Pollutant means any substance located anywhere in the world exhibiting any hazardous characteristics as defined by, or identified on a list of hazardous substances issued by, the United States Environmental Protection Agency or a state, county, municipality or locally counterpart thereof. Pollutants also means any other air emission, odor, waste water, oil or oil products, infectious of medical waste, asbestos or asbestos products, silica, noise, fungus (including mold, mildew and any mycotoxins, spores, scents or byproducts produced or released by fungi, but not any fungi intended by the Insured for consumption) and electric or magnetic or electromagnetic field. Such matters will include, without limitation, solids, liquids, gaseous, thermal, biological, nuclear or radiological irritants, contaminants or smoke, soot, fumes, acids, alkalis, chemicals or waste materials.

YY.	Portfolio Company means any operating entity or holding company of an operating entity, other than an Insured Entity, in which one or more Investment Funds directly or indirectly has, had, or seeks to have an investment in the assets, debt or equity of such entity as part of such Investment Fund’s investment business.

ZZ.	PR Costs means the reasonable fees, costs and expenses of a public relations consultant engaged by an Executive and consented to by the Insurer, such consent not to be unreasonably withheld or delayed, to mitigate reputational harm to such Executive as a result of a Publication Event.

AAA.	Privacy Event means the loss, theft, unauthorized access, or disclosure of: (i) Private Information in the care, custody or control of an Insured, (ii) Confidential Information in the care, custody or control of an Insured, or (iii) actual or alleged breach by an Insured of any state or federal laws (or foreign equivalent) regulating the use and protection of non-public information.

BBB.	Private Fund means:

1.	any pooled investment vehicle or trust (including any master fund, feeder fund, co-investment fund, side fund, alternative investment vehicle or parallel fund thereof) that is formed, organized, sponsored, acquired or managed by an Insured Entity (other than an Investment Fund) prior to the inception of the Policy or that is listed in the Schedule of Private Funds in an endorsement to this Policy;

2.	any other investment vehicle or trust formed or maintained for the purpose of monitoring, liquidating, dissolving or winding down any of the foregoing in paragraph 1 above; or

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3.	any non-person general partner, managing general partner, administrative general partner, managing member, or limited partnership of the Private Fund but solely with respect to its capacity as such.

CCC.	Private Information means:

1.	any information, whether tangible or digital, from which an individual may be uniquely and reliably identified or contacted, including, but not limited to an individual’s name, telephone number, email or social security number; medical or healthcare data or other protected health information, driver’s license number or state identification number;

2.	account number, credit card number or access code that would permit access to that individual’s financial accounts; or

3.	any non-public personally identifiable information as defined in any state, federal, domestic or foreign privacy laws.

DDD.	Professional Services means:

1.	the rendering or failure to render, financial, economic or investment advice regarding investments;

2.	the rendering or failure to render investment management, administrative, portfolio management and asset allocation services (including the selection and oversight of investment advisers or outside service providers);

3.	the management, advisory or other services provided to an Investment Adviser or any of its limited partners or members, the Insured Entity, or a separately managed account;

4.	the formation, capitalization, operation, management, administration, marketing and solicitation of an Investment Fund or prospective Investment Fund;

5.	advisory and management of separately managed accounts, or single investment funds of an Insured Entity;

6.	investment management, portfolio management, and asset allocation services performed for or on behalf of an Investment Fund;

7.	the review, analysis, selection and monitoring of other funds for investment by an Investment Fund;

8.	the investment in, or the formation, capitalization or disposition of, a Portfolio Company, including but not limited to acts performed in the capacity as a Controlling Shareholder of a Portfolio Company;

9.	advisory or other services performed by an Investment Fund or on behalf of an Investment Fund by any person or entity, provided such services are performed in connection with the management or operation of such Investment Fund;

10.	the selection, oversight and direction by an Insured of any person or entity performing Professional Services on behalf of an Investment Fund pursuant to a written contract defining the scope of services and compensation paid thereto, including an Investment Adviser;

11.	the investment in, or the formation, capitalization, structural reorganization (including any divestiture) of the respective Investment Funds, reorganization of the shareholders or other ownership structure, or the purchase or sale of, or offer to purchase or sell, any debt or equity interest(s) in, the calling of committed capital to, or the disposition of assets or any other similar transaction in connection with, the respective Investment Fund; or

12.	the publication of written materials, whether in tangible or electronic format, in connection with any of the above activities.

EEE.	Publication Event means any negative statement about an Executive first made during the Policy Period in any publication by an individual authorized to speak on behalf of any Enforcement Unit.

FFF.	Related Claims means all Claims (except with respect to Inquiries), for Wrongful Acts or Interrelated Wrongful Acts, which in whole or part, allege, arise out of, are based upon, or are in consequence of, the same or related facts, circumstances, situations, transactions or events, or series of related facts, circumstances, situations, transactions or events.

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GGG.	Related Inquires means all Inquiries which in whole or in part, allege, arise out of, are based upon, or are in consequence of, the same or related facts, circumstances, situations, transactions or events, or series of related facts, circumstances, situations, transactions or events.

HHH.	Securities Claim means any Claim against any Insured:

1.	alleging a violation of any law, regulation, statute or rule, whether statutory or common law, which is brought by:

A.	any person or entity alleging based upon, arising out of or attributable to the purchase or sale, or offer or solicitation of an offer to purchase or sell, any securities representing equity or debt of an Insured Entity; or

B.	a security holder of an Insured Entity with respect to such security holder’s interest in such Insured Entity; or

2.	brought by class action or derivatively on behalf of an Insured Entity by a security holder of such Insured Entity.

The foregoing definition of Securities Claim does not include any Claim brought by any Executive or Employee of an Insured Entity, solely in his or her capacity as such, alleging, based upon, arising out of or attributable to the Loss of, or failure to receive or obtain, the benefit of stock, stock warrants, stock options or other securities of an Insured Entity.

III.	Selling Shareholder means any Insured who:

1.	is or alleged to be a “controlling person” (pursuant to Section 15 of the Securities Act of 1933, as amended or Section 20(a) of the Securities Exchange Act of 1934, as amended) of a Portfolio Company; or

2.	acts in the capacity of a selling shareholder (pursuant to Section 12 of the Securities Act of 1933)

JJJ.	Shareholder Derivative Demand means any written demand by a shareholder of an Insured Entity upon the board of directors or board of managers of such Insured Entity, to bring a civil proceeding in a court of law against an Executive for a Wrongful Act.

KKK.	System Breach means:

1.	unauthorized access to or unauthorized use of, or alteration of a Computer System; or

2.	distribution or transmission of Malicious Code into or from a Computer System.

LLL.	Subsidiary means any entity of which an Insured Entity (other than an Investment Fund or Affiliate) has Management Control on or before the inception of the Policy Period, either directly or indirectly through one or more other Subsidiaries or Affiliates (other than through an Investment Fund).

MMM.	Third Party means any natural person who is a customer, vendor, service provider, client, or other business invitee of an Insured Entity, provided, however, Third Party shall not include an Employee.

NNN.	Third Party Wrongful Act means any actual or alleged violation of any law or public policy concerning discrimination or harassment against a Third Party.

OOO.	UK Corporate Manslaughter Act Costs means Claim Expenses incurred by an Executive in an investigation, defense and/or appeal of a Claim first made against an Insured during the Policy Period, for violation of the United Kingdom Corporate Manslaughter and Corporate Homicide Act of 2007 or any similar criminal statute.

PPP.	Wrongful Act means:

1.	with respect to an Insured Person:

A.	any actual or alleged act, failure to act, error, omission, neglect, misstatement, misleading statement or breach of duty or aiding or abetting a breach of duty:

i.	in their capacity as such;

ii.	in their Outside Position capacity,

iii.	in their capacity as a Controlling Shareholder or Selling Shareholder;

IML-CWF100A-1 0218	©Everest Reinsurance Company, 2018	Page | 24

B.	an Inquiry related to the business activities of the Insured Entity or related to the Insured Person in their capacity as such;

C.	in any matter claimed against them solely by reason of their serving in such capacity;

2.	with respect to an Insured Entity, any actual or alleged act, failure to act, error, omission, neglect, misstatement, misleading statement or breach of duty or aiding or abetting a breach of duty;

3.	solely with respect to Section I.D, a Cyber Security Wrongful Act;

QQQ.	Wrongful Employment Act means any actual or alleged:

1.	wrongful termination, failure or refusal to hire or promote, wrongful discipline, wrongful reference, deprivation of a career opportunity, demotion or adverse change in terms, conditions or status of employment, wrongful failure to grant tenure, retaliation for asserting a legal right, negligent hiring, retention, supervision, training or performance evaluation, employment-related misrepresentation, defamation, invasion of privacy, humiliation or infliction of emotional distress;

2.	workplace harassment, including, without limitation, hostile work environment, quid pro quo, offensive, intimidating, coercive or unwelcome conduct, advances, contact or communications;

3.	employment discrimination based on age, gender, race, color, national origin, religion, sexual orientation or preference, pregnancy, disability, health status, military or veteran status or any other protected status specified under federal, state or local law;

4.	workplace bullying;

5.	failure to adopt or enforce adequate workplace or employment policies and procedure; or

6.	breach of any express or implied employment contract, including without limitation, any obligation arising out of any employee manual, handbook or policy statement.

IML-CWF100A-1 0218	©Everest Reinsurance Company, 2018	Page | 25

IN WITNESS

IN WITNESS WHEREOF, this policy is signed by officer of the Company shown on the declarations page of this policy.

For: Everest National Insurance Company

President	Secretary

EIL CWF001A-1 0319	© Everest Reinsurance Company, 2019

CAP ON LOSSES FROM CERTIFIED ACTS OF TERRORISM

Parent Company: Reaves Utility Income Fund	Endorsement No.: 1

Policy No.: IMIP000264-251	Effective date of Endorsement: 03/24/2025

Issuing Company: Everest National Insurance Company

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

A.	If aggregate insured losses attributable to terrorist acts certified under the federal Terrorism Risk Insurance Act exceed $100 billion in a Calendar Year and the Insurer has met its insurer deductible under the Terrorism Risk Insurance Act, the Insurer shall not be liable for the payment of any portion of the amount of such losses that exceeds $100 billion, and in such case insured losses up to that amount are subject to pro rata allocation in accordance with procedures established by the Secretary of the Treasury.

Certified Act of Terrorism means an act that is certified by the Secretary of the Treasury, in accordance with the provisions of the federal Terrorism Risk Insurance Act, to be an act of terrorism pursuant to such Act. The criteria contained in the Terrorism Risk Insurance Act for a Certified Act of Terrorism include the following:

1.	The act resulted in insured losses in excess of $5 million in the aggregate, attributable to all types of insurance subject to the Terrorism Risk Insurance Act; and

2.	The act is a violent act or an act that is dangerous to human life, property or infrastructure and is committed by an individual or individuals as part of an effort to coerce the civilian population of the United States or to influence the policy or affect the conduct of the United States Government by coercion.

B.	The terms and limitations of any terrorism exclusion, or the inapplicability or omission of a terrorism exclusion, do not serve to create coverage for Loss that is otherwise excluded under this policy.

ALL OTHER TERMS AND CONDITIONS REMAIN UNCHANGED.

Date of Issue: 03/19/2025

Authorized Representative

EIN-CWF102A-1 0118	© 2018 Everest Reinsurance Company	Page 1 of 1

Endorsement No. 2

(COLORADO) CANCELLATION AND NONRENEWAL

Named Insured	Policy Number	Policy Period	Writing Company	Endorsement Effective Date
Reaves Utility Income Fund	IMIP000264-251	03/24/2025 – 03/24/2026	Everest National Insurance Company	03/24/2025

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

This endorsement modifies insurance provided under the Policy:

Solely for the purposes of coverage provided under the Policy, it is hereby understood and agreed that:

The CANCELLATION AND NONRENEWAL Section of the Policy is amended to read in its entirety as follows:

CANCELLATION AND NONRENEWAL

The Named Insured may cancel this Policy or any Coverage Part, if applicable, by mailing or delivering to the Insurer advance written notice of cancellation. The Insurer may cancel this policy or any Coverage Part, if applicable, only for nonpayment of premium. In such event, the Insurer shall mail or deliver to the Named Insured written notice of cancellation at least twenty (20) days before the effective date of such cancellation, but such cancellation shall not become effective if the Insureds pay such premium in full during such twenty (20) day period. Any notice of cancellation will state the effective date of cancellation and actual reason for cancellation. The Policy Period will end on that date. If this Policy is cancelled, the Insurer will send to the Named Insured the premium refund, computed pro rata. The cancellation will be effective even if the Insurer has not made or offered a premium refund.

If with respect to a renewal of this Policy the Insurer decides to increase the premium or decrease the coverage benefits, the Insurer will mail or deliver to the Named Insured written notice of such premium increase or coverage benefits decrease, accompanied by the reasons therefor, at least forty-five (45) days prior to the end of the Policy Period. Any decrease in coverage benefits will be valid only if based on one or more of the following:

a.	Nonpayment of premium;
b.	A false statement knowingly made by the Named Insured’s representative on the application for insurance; or
c.	A substantial change in the exposure or risk other than that indicated in the application and underwritten as of the effective date of this policy unless the Named Insured has notified the Insurer of the change and the Insurer accepts such change.

ALL OTHER TERMS AND CONDITIONS REMAIN UNCHANGED.

Authorized Representative

EIL-COF100A-1 0118	©Everest Reinsurance Company, 2018	Page | 1

Endorsement No. 3

(COLORADO) EXTENDED REPORTING PERIOD

Named Insured	Policy Number	Policy Period	Writing Company	Endorsement Effective Date
Reaves Utility Income Fund	IMIP000264-251	03/24/2025 – 03/24/2026	Everest National Insurance Company	03/24/2025

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

This endorsement modifies insurance provided under the following Policy:

EVEREST ELEVATION®INVESTMENT MANAGEMENT INSURANCE POLICY

It is hereby understood and agreed that SECTION IX – EXTENDED REPORTING PERIOD is replaced by the following:

SECTION IX – EXTENDED REPORTING PERIOD

If the Insurer or the Named Insured terminates or refuses to renew this Policy other than for nonpayment of premium, the Insureds will have the right, upon payment of the additional premium as shown in Item 9. of the Declarations, to an extension of the coverage granted by this Policy for the Extended Reporting Period as shown in Item 9. of the Declarations immediately following the effective date of such termination or non-renewal, but only for Wrongful Acts taking place prior to the effective date of such termination or non-renewal. This right of extension will lapse unless written notice of such election, together with payment of the additional premium, is given by the Insureds to the Insurer within sixty (60) days following the effective date of termination or nonrenewal. The Extended Reporting Period is not cancellable by the Insurer and the entire additional premium for the Extended Reporting Period will be deemed fully earned at inception of the Extended Reporting Period.

ALL OTHER TERMS AND CONDITIONS REMAIN UNCHANGED.

Authorized Representative

IML-COF103A-1 0218	© Everest Reinsurance Company, 2018	Page 1 of 1

Endorsement No. 4

Colorado Amendatory
Right to Claim Information

Named Insured	Policy Number	Policy Period	Writing Company	Endorsement Effective Date
Reaves Utility Income Fund	IMIP000264-251	03/24/2025 – 03/24/2026	Everest National Insurance Company	03/24/2025

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

This endorsement modifies insurance provided under the following policy:

EVEREST ELEVATION INVESTMENT MANAGEMENT INSURANCE POLICY

It is hereby understood and agreed that the following is added to the policy:

Right to Claim Information

Within thirty (30) days after receiving a request from the Named Insured for such information, the Insurer shall provide to the Named Insured sufficient information known by the Insurer regarding closed or paid Claims, Claims for which the Insurer has established reserves, and potential Claims reported to the Insurer pursuant to Section IV.1 of this Policy, to allow the Named Insured to determine how much of the applicable Limit of Liability remains available under this Policy. Any reserve amounts are based on the Insurer’s judgment, are subject to change and should not be regarded as ultimate settlement values. In providing this information to the Named Insured, the Insurer makes no representations or warranties to the Insured Persons, the Named Insured or others to whom this information is furnished.

ALL OTHER TERMS AND CONDITIONS REMAIN UNCHANGED.

Authorized Representative

IML-COF102A-1 0218	© Everest Reinsurance Company, 2017	Page 1 of 1

Endorsement No. 5

PENDING OR PRIOR LITIGATION EXCLUSION
(Split Limits)

Named Insured	Policy Number	Policy Period	Writing Company	Endorsement Effective Date
Reaves Utility Income Fund	IMIP000264-251	03/24/2025 – 03/24/2026	Everest National Insurance Company	03/24/2025

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

This endorsement modifies insurance provided under the following policy:

EVEREST ELEVATION® INVESTMENT MANAGEMENT INSURANCE POLICY

Solely for the purposes of coverage provided under the Policy, it is hereby understood and agreed that:

Section III.E is replaced with the following:

E.	PENDING OR PRIOR LITIGATION

based upon, arising out of or attributable to any demand, suit or other proceeding against any Insured which was pending against an Insured and of which the Insured received notice:

1.	with respect to the Limit of Liability of $7,500,000 in excess of $N/A, prior to 02/24/2004; and

2.	with respect to the Limit of Liability of $2,500,000 in excess of $7,500,000, prior to 03/24/2021;

or arising out of the same or substantially the same facts, circumstances or allegations which are the subject of, or the basis for, such demand, suit or other proceeding.

ALL OTHER TERMS AND CONDITIONS REMAIN UNCHANGED.

Authorized Representative

IML-CWF338A-1 0218	©Everest Reinsurance Company, 2018	Page | 1

ADVISORY NOTICE REGARDING
TRADE OR ECONOMIC SANCTIONS

No coverage is provided by this Notice nor can it be construed to replace any provisions of the policy. Please read the policy and review the Declarations page, if applicable, for complete information on the coverages provided.

This Notice provides information concerning possible impact on insurance coverage due to any applicable trade or economic sanctions law or regulation, including but not limited to, trade or economic sanctions laws or regulations of the United Nations, European Union, Switzerland, United Kingdom, Canada or the United States Treasury Department’s Office of Foreign Assets Control.

Please read this Notice carefully.

If it is determined that you or any other insured, or any person or entity claiming the benefits of this insurance has violated any applicable trade or economic sanctions laws or regulations, including but not limited to those of the United Nations, European Union, Switzerland, United Kingdom, Canada or the United States Treasury Department’s Office of Foreign Assets Control, this insurance will be considered a blocked or frozen contract and all provisions of this insurance are immediately subject to restrictions. When an insurance policy is considered to be such a blocked or frozen contract, no payments or premium refunds may be made without authorization from the applicable regulator. Other limitations on the premiums and payments also apply.

EIL-CWN010A-1 1020	©Everest Reinsurance Company, 2020

APPROVAL OF FIDELITY BOND AND D&O/E&O INSURANCE COVERAGE

WHEREAS:	The Board considered all relevant factors including, but not limited to, the value of the aggregate assets of the Fund to which any covered person may have access, the type and terms for the arrangements made for the custody and safekeeping of such assets, and the nature of the securities in the Fund’s portfolio.

NOW, THEREFORE, BE IT:

RESOLVED:	That the fidelity bond (the “Bond”) written by AXIS Insurance Company in the aggregate amount of $2,300,000 is approved and ratified after consideration of all factors deemed relevant by the Board, including, but not limited to, the value of the aggregate assets of the Fund to which any covered person may have access, the type and terms of the arrangements made for the custody and safekeeping of the Fund’s assets and the nature of the securities in the Fund; and further

RESOLVED:	That the Secretary of the Fund is hereby designated as the officer responsible for making the necessary filings and giving the notices with respect to the Bond required by paragraph (g) of Rule 17g-1 under the 1940 Act; and further

RESOLVED:	That the form and amount of mutual fund professional and directors and officers’ liability policy of $10,000,000, as written by Everest National Insurance Company, is approved and ratified after consideration of all factors deemed relevant by the Board.